Exhibit 99.1
                                                                   ------------










Statutory annual report 2003

-------------------------------------------------------------------------------



Contents

4 Management


6 Report of the Supervisory Board


10 Corporate Governance


15 Management Report


15 US GAAP and Dutch Statutory Financial Report


15 General Developments


16 Corporate Governance


17 Corporate Strategy


20 Significant events


21 Results of operations


27 Statutory Financial Statements 2003

-------------------------------------------------------------------------------
Management
Board of Management

Doug J. Dunn
(1944)
President, Chief Executive
Officer, Chairman of the
Board of Management;
Appointed in 1999;
British nationality

Peter T.F.M. Wennink
(1957)
Executive Vice President
Finance and Chief Financial
Officer;
Appointed in 1999;
Dutch nationality

Martin A. van den Brink
(1957)
Executive Vice President
Marketing & Technology;
Appointed in 1999;
Dutch nationality

David P. Chavoustie
(1943)
Executive Vice President
Sales;
Appointed in 2000;
U.S. nationality

Stuart K. McIntosh
(1944)
Executive Vice President
Operations and President
Lithography;
Appointed in 2001;
British nationality
5 ASML FINANCIAL REPORT 2003

-------------------------------------------------------------------------------


Supervisory Board


Henk Bodt
(1938)
(Chairman)
Former Executive Vice
President of Royal Philips Electronics N.V.;
Dutch nationality;
First appointed 1995;
current term until 2004;
Additional functions:
Member of the Supervisory Board of:
o DSM N.V.;
o Delft Instruments N.V.
o NeoPost SA


Jos W.B. Westerburgen
(1942)
Former Company Secretary and Head of Tax of Unilever;
Former member of the Peters Committee on Corporate Governance in the Nether-
  lands;
Dutch nationality;
First appointed in 2002,
current term until 2005;
Additional functions:
Member of the Supervisory Board of:
o Unilever Nederland B.V.
Member of:
o The Association Aegon


Jan A. Dekker
(1939)
Chief Executive Officer of TNO;
Dutch nationality;
First appointed 1997;
Current term until 2006;
Additional functions:
Member of the Supervisory Board of:
o Gamma Holding N.V.;
o Koninklijke BAM-NBM N.V.


Peter H. Grassmann
(1939)
Former President and Chief Executive Officer of Carl Zeiss;
German nationality;
First appointed 1996,
current term until 2006;
Additional functions:
Member of the Supervisory Board of:
o Gambro BV;
o Aradex AG;
o Febit AG;
o IONITY;
Member of the senate of the Max-Planck-society
Member of the Advisory Board of EQT Private Equity Funds Gmbh


Michael J. Attardo
(1941)
Former President and CEO of IBM Microelectronics;
US Nationality;
First appointed 2001,
current term until 2005.


Syb Bergsma
(1936)
Former Executive Vice President Financial Affairs of Akzo Nobel N.V.; Dutch nationality;
First appointed 1998;
current term until 2004;
Additional functions:
Chairman of the Supervisory Board of:
o UPM Holding B.V.;
o Generali Verzekeringsgroep N.V.;
o Van der Moolen Holding N.V.;
Member of the Supervisory Board of:
o European Assets Trust N.V.;
Chairman of the Board of:
o Stichting Continuiteit Numico
o Stichting administratiekantoor Preferente Financieringsaandelen Ahold Chairman of the Board of:
o Stichting Preferente Aandelen Wolters Kluwer
o Stichting administratiekantoor preferente Aandelen Oce

-------------------------------------------------------------------------------

Report of the Supervisory Board

Financial Statements

The Supervisory Board has reviewed the Dutch GAAP statutory financial statements and the notes therein of ASML Holding N.V. (the "Company") for the financial year 2003, as prepared by the Board of Management and included in this Annual Report. Deloitte & Touche, independent auditors, have duly examined the Company's financial statements, and their Auditors' Report is included in the Statutory Financial Statements 2003.

The Supervisory Board has adopted these financial statements in accordance with article 38, paragraph 5 of the Company's Articles of Association. The Supervisory Board recommends that the General Meeting of Shareholders approves these financial statements in accordance with the proposal of the Board of Management.


Supervision and advice

General
The Board of Management of ASML is responsible for the management of the Company. The role of the Supervisory Board is to oversee and advise the Board of Management in performing its management tasks and setting the direction of the Company.

During 2003, ASML solidified its position in the global market for semiconductor lithography systems, despite an unprecedented third consecutive year in the industry's worst-ever downturn. The Company strengthened its organization and enhanced its operations consistent with global market conditions. ASML management and employees around the world have been preparing during 2003 to take full advantage of a market upturn when it comes.

We support the Board of Management and the clarity of their commitment to secure the Company's core semiconductor lithography business. We endorse the Company's pursuit of technology leadership while intensifying its focus on customers and maintaining strong control of its cost base.

Strategy and business review
The Supervisory Board has reviewed ASML business policy and decision making with the Board of Management regarding the Company's strategy, human resources, organizational issues, financial performance, alliances and associated business risks, among other matters.

Throughout 2003, the Supervisory Board has been closely involved with the Board of Management by means of regular meetings, monthly reports and ongoing consultations. Contrasted with the semiconductor capital equipment market peak in 2000, the past three years have slumped deeper and longer than ever experienced in the industry. Facing fierce competitive pressures and other challenges, the Company has demonstrated creativity and commitment, doing more work with fewer people and delivering more results with reduced resources.

Strong management control
During 2003, the Supervisory Board noted measurable improvements in operational efficiencies, cost control, inventory reduction and cash generation, among other internal aspects of the Company's performance. We see that the Board of Management continues to motivate and mobilize senior managers and employees to strive for operational excellence while raising levels

--------------------------------------------------------------------------------

of customer satisfaction. We have also noted the Board of Management's commitment to improve the return on its invested capital.

Human resources
The excellence of any high tech company is a measure of the excellence of its employees.
Therefore, to maintain its successful track record, the Company continues to ensure its ability to attract and retain the best talent in the world. The Supervisory Board is pleased to see that the Board of Management is determined to preserve and promote the Company's unique culture of individual and team commitment that makes outstanding accomplishments possible.

Restructuring
The Supervisory Board endorsed the Board of Management's assessment and intended actions regarding the Company's reorganization and utilization of resources in view of structural changes and cyclical conditions in the global semiconductor market. In a painful but necessary measure, the Company announced in July 2003 a reduction in work force in its lithography operation. It is critical that ASML calibrates its labor capacity and associated costs consistent with current and future market conditions.

Despite restructuring, the Company continues to fund research and development programs appropriately to meet the challenges of offering customers the right technologies at the right time. However, the Company requires efficiency improvements in R&D efforts, as it does in the rest of the organization.

Corporate governance

Independent members of the Supervisory Board
Like many Dutch public companies, the Company has a two-tier board structure where independent, non executive members serve on the Supervisory Board, which in turn supervises and advises the members of the Board of Management in performing its management tasks. Supervisory Board members are prohibited from serving as officers or employees of the Company.

Corporate governance developments
The Supervisory Board assists the Board of Management in its continuing efforts to ensure that the Company's practices and procedures reflect good corporate governance and comply with applicable U.S. and Dutch corporate governance requirements and best practices.

A more detailed description appears in this statutory annual report.

Meetings of the Supervisory Board

The Supervisory Board met six times in the course of 2003. Members of the Supervisory Board also held two regular meetings with the Works Council in the Netherlands during 2003. In addition, members of the Supervisory Board met several times with the Works Council regarding the workforce reduction announced in July 2003.

The Supervisory Board met once, without the Board of Management present, to discuss the functioning of the Supervisory Board and its individual members; the relationship with the Board of Management; the performance and composition of the Board of Management as well as performance and succession of its individual members, among other matters.

The Supervisory Board further discussed its own profile and rotation schedule and reviewed its

--------------------------------------------------------------------------------

own composition. In addition, there were frequent consultations between the Supervisory Board and the Board of Management outside their regularly scheduled meetings.

Composition of the Supervisory Board

Mr. J.A. Dekker and Mr P.H. Grassmann retired by rotation on March 25, 2003 and were reappointed. Mr. H. Bodt and Mr. S. Bergsma will be retiring by rotation on March 18, 2004. Mr. H. Bodt has informed the Supervisory Board that he is available for reappointment on March 18, 2004. Mr. S. Bergsma informed the Supervisory Board that he was not available for reappointment. The Supervisory Board has furthermore resolved to expand the Supervisory Board from six to a maximum of eight members. The Supervisory Board would like to appoint Mr. F. Frohlich and Mr. A. van der Poel, who both fit very well in the profile of the Supervisory Board as amended.
Mr. F. Frohlich, who has a substantive financial background, would fit ideally in the profile of the "financial expert," while Mr. A. van der Poel would bring a wealth of knowledge with his extensive international experience in the semiconductor industry.

Supervisory Board Committees

The Supervisory Board has a Remuneration Committee and an Audit Committee. Members of these committees are appointed from and among the Supervisory Board members. In 2003, the Audit Committee met seven times, each time with the external auditor present, and the Remuneration Committee met twice.

Audit Committee
Pursuant to the Audit Committee's revised procedures, prior approval of the Audit Committee is now required for any significant non-audit services to be rendered by the audit firm.

The implementation of this procedure in 2002 is consistent with revised independence requirements issued by the Royal Dutch Institute of Chartered Accountants (Royal NIVRA) and the Sarbanes-Oxley Act and rules proposed by the SEC. The current members of our Audit Committee are Syb Bergsma (chairman), Henk Bodt and Jan Dekker.
The members of the Audit Committee are all independent, non-executive members of the Supervisory Board. As a consequence of certification requirements under the Sarbanes-Oxley Act, the Audit Committee has also formulated a Control Enhancement Project to further improve the Company's internal control framework.


Remuneration Committee
The current members of the Company's Remuneration Committee are Jos Westerburgen (chairman), Henk Bodt, Syb Bergsma and Michael Attardo.

Remuneration of the Supervisory Board

The remuneration of the Supervisory Board members is described in Note 23 to the Statutory Financial Statements 2003. The remuneration of the members of the Supervisory Board is not linked to the financial results of the Company. None of the members of the Supervisory Board personally maintain a business relationship with the Company other than as a member of the Supervisory Board. The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board.

Michael J. Attardo owns 34,722 options on shares of the Company. Peter H. Grassman owns 3,000 shares of the Company. None of the other members of the Supervisory Board own shares or options on shares of the Company.

--------------------------------------------------------------------------------

Composition of the Board of Management

The Board of Management consists of five members. There were no changes to the Board of Management in 2003. Details of the remuneration of the Board of Management in 2003 are described in Note 23 to the Statutory Financial Statements 2003.
On January 16, 2004, Doug Dunn announced his decision that he will retire as President, Chief Executive Officer and Chairman of the Board of Management of ASML in the course of 2004. The Supervisory Board much regrets but also respects Doug Dunn's decision and has formed an ad hoc selection committee to find a successor.

Remuneration of the Board of Management

The Remuneration Committee prepares and the Supervisory Board establishes the Company's remuneration policy for members of the Board of Management, and it oversees the development and implementation of compensation and benefits programs for members of the Board of Management.

In proposing to the Supervisory Board the actual remuneration elements and levels applicable to the members of the Board of Management, the Remuneration Committee considers, among other factors, the remuneration policy, the desired levels of and emphasis on particular aspects of the Company's short and long term performance and its current compensation and benefits structures and levels benchmarked against the relevant markets. External compensation survey data and, where necessary, external consultants are used to benchmark our remuneration levels and structures. Furthermore, the Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the compensation of all members of the Board of Management. The Committee evaluates the performance of members of the Board of Management in view of those goals and objectives, and makes recommendations to the Supervisory Board regarding the resulting compensation levels of the members of the Board of Management based on this evaluation.

The Remuneration Policy for the Board of Management of the Company shall be submitted to the General Meeting of Shareholders on March 18, 2004 for discussion and adoption. The remuneration of members of the Board of Management is described in Note 23 to the Statutory Financial Statements, which is included in this statutory annual report.

Recognition for ASML employees

2003 was an unprecedented third consecutive year of challenging global market conditions for everyone at ASML. We support the Board of Management, underscore their leadership and embrace their strategic insights to help strengthen and sustain the business success of ASML on behalf of all stakeholders worldwide.

The Supervisory Board also wishes to recognize the valuable contributions made by everyone associated with the Company during 2003, and in particular, we express our gratitude to the employees of ASML.





The Supervisory Board,
Veldhoven, January 30, 2004

-------------------------------------------------------------------------------

Corporate Governance

ASML continuously monitors and assesses applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include those that have been developed in the United States both by NASDAQ and by the U.S. Securities and Exchange Commission ("SEC") pursuant to the Sarbanes-Oxley Act. Some of those rules and/or principles are already applicable and have been implemented by ASML over the past years; others will need to be implemented over the coming years.

In addition, the Tabaksblat Committee in the Netherlands has issued a new Corporate Governance Code (the "Code") in December 2003, which Code is effective for ASML as of January 1, 2004. The Code is applicable for all companies that are admitted to an officially recognized stock exchange and that are registered in the Netherlands. ASML believes that the Code in principle aims at similar objectives as the U.S. corporate governance principles, although differences exist with regard to the approach taken and areas covered.

The Code contains principles with regard to corporate governance as well as best practice provisions based on those principles. Beginning with the annual report over the financial year 2004, companies subject to the Code are expected to report on the application of the principles in the Code, as well as on compliance with the best practice provisions.
Reporting is based on the "apply or explain" rule.

The Tabaksblat Committee recommends that the companies concerned outline in the annual report over the financial year 2003 how they expect to apply the Code and which issues they foresee in that respect.

ASML's current corporate governance practices

Below is a general overview of ASML's current corporate governance practices in view of the principles as laid down in the Code. Headings refer to headings in the Code. For the full text of the principles and best practices, reference is made to the text of the Code. ASML already applies most of these principles and is in the process of reviewing in detail whether further implementation of the principles will take place through the best practices or through other methods.

The annual report over the financial year 2004 will contain a comprehensive report in conformance with the Code. Furthermore, in the course of 2004, ASML will adjust its website in accordance with the requirements of the Code.

I. Compliance with and enforcement of the Code

Principle: Responsibility Corporate Governance
ASML agrees that the Board of Management and the Supervisory Board are responsible for the corporate governance structure and compliance with the Code. ASML will continue to include and describe its corporate governance structure in its annual report and shall to the extent possible adhere to the Code in this respect.

In addition, ASML welcomes discussions with its shareholders regarding this subject.

--------------------------------------------------------------------------------

II. Board of Management

Principle II.1 Role and Procedure
ASML endorses the principle regarding the role and procedure of the Board of Management as laid down in this paragraph. The Board of Management is responsible for managing the Company and to achieve its aims, strategy, policies and results and is accountable for this to the Supervisory Board and the shareholders. ASML's Supervisory Board has an advisory and supervising role and focuses especially on: (I) achievement of the Company's objectives,
(II) corporate strategy and risk inherent to the business activities, (III) the structure and operation of the internal risk management and control systems, (IV) the financial reporting process and (V) compliance with legislation and regulations.

The above subjects are frequently discussed between the Board of Management and the Supervisory Board, in plenary meetings as well as by means of ongoing individual consultations. In addition, the Supervisory Board is provided with reports on the (financial) developments in ASML on a regular basis.

Furthermore, ASML's corporate governance structure is intended to: (I) provide shareholders with regular, reliable and relevant transparent information regarding ASML's activities, structure, financial situation, performance and other information; (II) apply high standards for disclosure, accounting and audit; (III) apply stringent rules with regard to insider trading.

Also because of the requirements dictated by the Sarbanes-Oxley Act, ASML focuses on its internal control systems. This subject is frequently discussed with ASML's Audit Committee. In addition, ASML's CEO and CFO are required, based on the Sarbanes-Oxley Act, to sign a certificate stating that the Company's disclosure controls and procedures and controls over financial reporting are adequate and effective for the Company. This certificate along with ASML's Form 20-F will be filed with the Securities and Exchange Commission (SEC) in the U.S. ASML is currently also implementing further procedures and practices to ensure that the financial reporting process is set up in such a manner that it can be audited, as required per 2005, under section 404 of the Sarbanes-Oxley Act.

ASML's Code on Ethical Business Conduct includes a so-called whistle blower procedure. The Principles of Ethical Business Conduct are posted on ASML's website.

II.2 Remuneration

Principle: Amount and composition of the remuneration
ASML is of the opinion that it complies with the principle laid down in this paragraph on remuneration. The remuneration of ASML's Board of Management is based on various criteria, goals and objectives and is benchmarked against the remuneration packages for board-level executives of other multinational companies operating in global markets. For more details, reference is made to the Remuneration paragraph in the Report of the Supervisory Board, as well as the Remuneration Policy to be adopted in the General Meeting of Shareholders on March 18, 2004.

Regarding some of the best practice provisions, it should be noted that ASML respects the existing rights of the members of the Board of Management.

                                      11
--------------------------------------------------------------------------------

Principle: Determination and disclosure of remuneration
The remuneration report as disclosed in the annual report on the financial year 2003 is in compliance with relevant laws and regulations. However, it does not specifically address the relevant recommendations of the Code, as these are not yet applicable over the financial year 2003.
ASML expects to report on this subject in accordance with the Code as of the financial year 2004 and beyond.

II.3 Conflicts of Interest

Principle: Avoidance of conflict of interest
This subject has been addressed to a certain extent in both ASML's Articles of Association, and ASML's Code on Ethical Business Conduct. ASML's Code on Ethical Business Conduct will be reviewed to determine whether ASML deems it necessary to amend the current arrangements, as recommended by the (Tabaksblat) Code.

III Supervisory Board

Principle III.1 Role and procedure
ASML's Supervisory Board's role, as well as the subjects to be discussed in the Supervisory Board, is summarized above under II.1. We will review the best practice provisions related to this subject more in-depth and if deemed desirable, shall implement these provisions.
However, also referring to the content of the Report on the Supervisory Board, we believe that we comply with most of the recommendations related to the role of and the procedures applicable to the Supervisory Board.

The Rules of Procedure of the Supervisory Board shall be reviewed and amended if necessary and shall subsequently be published on ASML's website.

Principle III.2 Independence
We are of the opinion that we currently comply with this requirement. However, in the future we may encounter problems with some of the best practice provisions. The reason is that knowledge of and experience in the semiconductor industry is very important for ASML's Supervisory Board to be able to perform their supervising function. Because this industry has relatively few players, and ASML is a supplier to almost all non-Japanese semiconductor manufacturers, ASML may want to nominate candidates for the Supervisory Board who do not fully comply with the criteria as listed under III.2.2, especially III.2.2.c. In those circumstances, ASML and the candidate will ensure that any such business relationship does not compromise the candidate's independence.

Principle III.3 Expertise and composition
Regarding the profile of the Supervisory Board as well as its rotation schedule, the Supervisory Board is in the process of amending these documents, which will be available on ASML's website later this year. Regarding the other best practice provisions, ASML will look into the best method of implementing these.

-------------------------------------------------------------------------------

Principle III.4 Role of the chairman of the Supervisory Board and the company secretary

ASML's current practice is to a large extent in line with the content of this principle; this will be formalized in the course of this year.

Principle III.5 Composition and role of the three key committees of the Supervisory Board

The Supervisory Board currently has two committees: an Audit Committee and a Remuneration Committee. Their roles and functions are described in the Supervisory Board's Rules of Procedure. For a summary of the role and function of those committees, the execution of their tasks as well as an overview of their members, reference is made to the Report of the Supervisory Board. Regarding the recommendation to establish a Selection and Appointment
Committee: such a committee exists on an ad-hoc basis, but ASML intends to formalize the institution of such a committee and to amend the Supervisory Board's Rules of Procedure accordingly in the course of 2004.

Principle III.6 Conflicts of interest
ASML agrees with the principle to avoid any conflicts of interest or any apparent conflicts of interest between the Company and the Supervisory Board. However, ASML does not yet have a formal procedure to deal with this subject. ASML shall formalize this matter in the course of the year.

Principle III.7 Remuneration
The principle that the General Meeting of Shareholders determines the remuneration of Supervisory Board members and that the remuneration is not dependent on the results of the company is already current practice within ASML, including the requirement to report the remuneration in accordance with current law. We shall further look into the best practice provisions.

Principle III.8 One-tier management structure
This is not applicable for ASML, as ASML has a two-tier structure.

IV. The shareholders and general meeting of shareholders

Principle IV.1 Powers
ASML complies with all legal requirements regarding the participation and the supply of information to the shareholders, and endorses the principle of full participation by the shareholders in the system of checks and balances in the Company. Furthermore, as soon as legally and practically feasible, ASML intends to facilitate proxy voting. Several of the best practice provisions are in the process of being implemented; the others will be looked into.

Principle IV.2 Depositary receipts for shares
This is not applicable, as ASML does not have depositary receipts for shares.

Principle IV.3 Provision of information to and logistics of the General Meeting of Shareholders
ASML subscribes to this principle, and we shall look into the best practice provisions to determine whether we need to make adjustments to our current procedures.

--------------------------------------------------------------------------------

Principle IV.4 Responsibility of institutional investors
ASML endorses this principle, as ASML would like its institutional investors (as well as other shareholders), to play a more active role in exercising their "shareholders' rights."

V. The audit of the financial reporting and the position of the internal auditor function and the external auditor

Principle V.1 Financial reporting
ASML has internal processes in place to ensure that all financial information to be disclosed will be reported in a timely and complete manner.
Specifically, ASML instituted a Disclosure Committee to support and monitor such processes. The internal procedures are frequently discussed within the Audit Committee of ASML's Supervisory Board, including the role of the external auditor in the publication of the financial reports.

Principle V.2 Role, appointment, remuneration and assessment of the functioning of the external auditor
The General Meeting of Shareholders appointed ASML's external auditor in 1995. Up to January 2004, the Audit Committee of the Supervisory Board has approved the remuneration of the external auditor as well as the non-audit services to be performed. ASML shall in the course of this year determine whether we deem it desirable to change this process.

Principle V.3 Internal auditor function
ASML does not have an internal auditor function; ASML feels that the internal risk and control systems should be fully integrated in the business processes and that they should fall under the responsibility of the responsible manager. In light of the requirements under section 404 of the Sarbanes-Oxley Act, ASML is in the process of implementing internal assessments of internal controls, which are of an auditing nature. The Disclosure Committee also plays an important role in this process.

Principle V.4 Relationship and communication of the external auditor with the organs of the Company
The external auditor issues a report to the Supervisory Board on the conclusions of the audit of ASML's financial statements. This report is issued at the same moment that the external auditor issues its management letter to the Board of Management. Such reports cover the topics as described in the best practice provisions. Furthermore, ASML will ensure that the external auditor is invited to the Supervisory Board meeting in which the annual accounts are being approved.


The Board of Management and the Supervisory Board

Veldhoven, January 30, 2004

-------------------------------------------------------------------------------

Management Report

In this report the expressions 'ASML', 'the Company' and 'Group' are sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general or where no useful purpose is served by identifying the particular company or companies.

U.S. GAAP and Dutch Statutory Financial Report

The Company prepares two sets of financial statements, one based on accounting principles generally accepted in the United States of America ('U.S. GAAP') and one for Dutch statutory purposes based on accounting principles generally accepted in the Netherlands ('Dutch GAAP').
The financial statements included in this financial report are based on Dutch GAAP. The principal difference between ASML's U.S. and Dutch GAAP financial statements is that, under U.S. GAAP, the 2001 merger between Silicon Valley Group ("SVG") and ASML was accounted for as pooling of interests while, under Dutch GAAP, the merger was accounted for under the purchase method.
This has resulted in differences in the presentation of the composition of the (comparative) statement of shareholders' equity.

The order of presentation of assets and liabilities in this statutory annual report is based on U.S. GAAP, which is not in compliance with Dutch GAAP. Doing so, ASML is consistent in presenting its balance sheet with prior year's statutory annual reports and ensures consistency and transparency for its Dutch and US shareholders. Under this format, the order of presentation of assets and liabilities is based on the degree of liquidity.

A copy of our U.S. GAAP Annual Report and other publications (i.e., quarterly earnings anouncements) can be obtained free of charge at the offices of ASML. The U.S. GAAP annual report and the quarterly earnings anouncements are also available on ASML's website at www.asml.com.

General Developments

Business environment - Semiconductor Industry
ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines critical to the production of integrated circuits or chips. ASML operates globally, with activities in Europe, the US and Asia.
The year 2003 was an unprecendented third consecutive year of downturn in the global semiconductor industry. The semiconductor industry, traditionally one of the more cyclical industries, continued to suffer from overcapacity that had resulted from its higher level of capital expenditures during 2000. The world market for the number of semiconductor lithography systems sold was around a third of the peak number in 2000, a hangover that has depressed customer demand for three straight years. Made-to-order chip contractors, known as foundries, during 2003 continued to spend much less on capital equipment compared with expenditures in 2000. ASML's customer base, the world's major semiconductor manufacturers, were cautious and unwilling throughout 2003 to invest significantly in new chip-making equipment.

ASML within the industry
ASML has been and continues to be a technological leader in the supply of lithography systems, the critical stage in the manufacturing of complex integrated circuits (ICs) or chips.

--------------------------------------------------------------------------------

Nikon Corporation ("Nikon") and Canon Kabushika Kaisha ("Canon"), both based in Japan, are the Company's main competitors in the global lithography equipment market.

ASML differentiates itself from its competitors most notably through its business model and proven value proposition.

The ASML business model is based on outsourcing a significant part of the components and modules that comprise the Company's lithography systems. Outsourcing has been at the root of the Company's technology leadership, working in partnership with suppliers from all over the world. The Company jointly operates a formal strategy with suppliers known as Value Sourcing that is based on quality, logistics, technology and total cost. As from 2003 onwards, we are assembling a portion of our components and subassemblies at our facilities in Wilton, Connecticut, US, which were previously outsourced to an outside vendor.

The ASML value proposition is known as Value of Ownership, and it consists of the following:
o Offering ongoing improvements in productivity and value, by introducing advanced technology based on modular platforms;
o Providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes and improve productivity;
o Maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput, low-cost volume production at the earliest possible date;
o Enhancing the capabilities of the installed base through ongoing field upgrades based on new technology developments;
o Reducing the cycle time between customer order of a system and the use of that system in volume production on-site; and
o Expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners.

The Company believes it is well positioned to sustain its market leadership in 2004. In 2003, we introduced the next generation of our TWINSCAN system, the XT 1250, a high productivity leading edge product using 193-nanometer wavelength technology for imaging 200 - as well as 300 - millimeter wafer sizes. We developed and launched the industry's first system based on immersion technology, the TWINSCAN XT:1250i, an inovative lithography product that replaces the air over the wafer with fluid to enhance focus and shrink line widths. During 2003, we delivered the industry's first full-field semiconductor lithography system using 157-nanometer wavelength technology to IMEC, Europe's leading chip consortium for independent research and development.

Corporate governance

The Board of Management reiterates the importance that the Company's practices and procedures reflect good corporate governance, notably significant elements such as independence, accountability and transparency, and we continually monitor and assess proposals, recommendations, initiatives and regulations regarding principles and practice of corporate governance.

--------------------------------------------------------------------------------

In the United States, corporate governance rules have been issued by the NASDAQ stock market and by the U.S. Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. In the Netherlands, the Corporate Governance Code as prepared by the Tabaksblat Committee has been adopted. The Dutch code applies to ASML as of January 1, 2004. We refer in respect to this to Chapter Corporate Governance, which is included in this statutory annual report.

It should also be noted that the Supervisory Board has adopted in its Rules of Procedure that it will resolve, in consultation with the Board of Management, to put on the agenda of the General Meeting of Shareholders any proposal from shareholders representing more than 1 percent of the Company's share capital, presented at least 60 days in advance of the General Meeting of Shareholders, unless substantive Company concerns prevail.

The Company is subject to the relevant provisions of Dutch law applicable to large corporations ('Structuurregime'). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. The Supervisory Board is self-electing, however the General Meeting of Shareholders and the Works Council each have a right of recommendation and a right to object to a proposed appointment of a new member of the Supervisory Board.

Corporate strategy

ASML's commitment is to be the industry's global leader in our core competence of semiconductor lithography equipment, which images nanometric circuit patterns on a silicon wafer, the material from which tiny chips (integrated circuits) are made. We define and direct our business strategy through technology leadership, customer focus and operational excellence.

Technology leadership
We drive technology leadership along the semiconductor industry roadmap in close consultation with existing customers and potential new ones. This means we seek to satisfy the needs of different types of chipmakers by customizing and configuring products to provide premium value for the owners of ASML lithography systems. We pursue world class productivity to benefit every type of customer. This includes high volume, reliability demands associated with production of memory chips; fast and frequent changeovers required by foundries or made-to-order chip contractors; complexity of making microprocessors; and unique specifications set by independent device manufacturers.

Changing technology and rising capital investments increasingly influence the equipment choices of chipmakers. Therefore, ASML continually anticipates, adapts and maintains its product offerings to embrace the stages, speed and size of growth in different lithography market segments. The Company's product range for steppers and advanced Step & Scan systems spans the industry's current wavelength technology for 200 and 300 millimeter wafers alike. Our proven products cover 365, 248 and 193 nanometer wavelengths, addressing the range of market needs for leading edge as well as less critical line widths. Since 2000, we offer the industry's only dual-stage wafer imaging system - our TWINSCAN platform - that allows exposure of one wafer while simultaneously measuring another wafer.

Consistent with our strategy to remain at the industry forefront for chipmaking, in 2003, we shipped the industry's first full-field Step & Scan tool at the 157 nanometer wavelength.

--------------------------------------------------------------------------------

In 2003, we also introduced our new immersion lithography system, a pioneering and promising product that replaces the air over the wafer with fluid to enhance focus and shrink line widths. Consistent with a business strategy focused on our core lithography competence, we also strive to enhance productivity and process performance in the lithography area of chipmaking where wafers spend most of their overall process time. We form and maintain strategic alliances with other semiconductor equipment suppliers, allowing us to offer customers more complete solutions.
For example, we have joint development programs with leading makers of track equipment in the so-called litho-cluster, where wafer coating and exposure can couple to better meet demands of chipmakers. We are seeking to jointly develop an optical maskless lithography system to reduce time to market of new devices and help solve escalating mask costs, an important factor for new semiconductor designs that feature advanced and ever smaller critical dimensions.

ASML also continues to offer solutions for special application markets and to provide proprietary mask technologies and software products that extend the limits of optical lithography for semiconductor manufacturing.

ASML's strategic pursuit is to offer technology choice, incremental quality and sustainable levels of added value. We increase the customization of our products for customers and strive to provide superior integration of our tools with theirs.

Customer focus
Customer focus is central to the Company's strategic pursuit of market share leadership. And ASML's strategic approach to customer focus lies in the empowerment of multi-discipline account management teams. Our account managers represent our customers across every function and business process at ASML, from marketing and technology to logistics and customer support. Doing so ensures that everyone at ASML is kept informed and involved, as appropriate, in the Company's customer focus process.

We track and treat levels of customer satisfaction three ways: our own systematic methods; ratings provided by individual customers using their own criteria, and independent industry surveys. The Company's commitment to customers is to develop, install and support technological tools for volume production. Doing so enables customers to become better competitors and make more profit in the medium and long term.

Strategically, we engage customers in very early stages of technology development; we listen to their needs surrounding product introduction and volume utilization. Together, we create a dynamic and shared roadmap that begins with a customer need and ends with a customer solution. ASML professionals continue building customer relationships as we assist in developing and delivering technology and associated results that are above and beyond normal expectations. As a result, ASML not only maintains its technology leadership, but also secures market leadership.

We foster a culture of openness as the core of our customer focus, while providing customers with confidentiality for their business, financial and proprietary information. In addition, customer support training provides leading edge learning solutions to meet customer needs involving operators, technicians and engineers for service, application, process and specialist requirements.
The Company's strategy of superior value for owners of ASML systems allows each customer to operate their chip fabrication facilities - anywhere in the world - with the highest productivity.

--------------------------------------------------------------------------------

When customers are satisfied, then they have confidence to commit capital expenditures: customers repeat purchases of ASML lithography systems and buy additional products and services from ASML. It also means that customers are willing to pay premiums consistent with ASML's added value, in the face of fierce pricing competition from rivals.

Operational excellence
To achieve technology leadership and customer focus, it is also important to look inward. During 2003, inside ASML we sharpened our strategic focus through the work of multiple crossfunctional process improvement teams. From an operational perspective, these process improvement teams are striving to streamline and integrate main business processes such as new product introduction, acquisition of orders from customers, fulfillment of orders, and our post-delivery support and services. We strive to measure the output of each process, namely its quantified results and how it adds value.

ASML's business strategy includes outsourcing the majority of components and subassemblies that make up our lithography products. We work in partnership with suppliers, jointly operating a strategy known as Value Sourcing.

It is based on the QLTC principle that stands for quality, logistics, technology and total cost. With ASML Value Sourcing, we strive to attain flexibility, best-of-breed contributions and cost savings. It exemplifies mutual commitment, alongside shared risk and reward. Selected sourcing from our own facilities in the Netherlands and in the United States provides an additional check on supplier performance.

The Company's value of ownership proposition is a strategic driver for increasing sales.
This means customers assess ASML's added value. Their calculated return on capital employed in semiconductor fabrication facilities supports ASML's ability to maintain pricing for our lithography systems. Internally, ASML is committed to improvements in gross margin by reducing cost of goods.

Operational excellence is a strategic pillar that supports reduction of fixed and variable costs to increase operating profit and generate cash from working capital. Operational excellence enhances efficiencies and effectiveness. This means cost reductions in research and development; selling, general and administrative expenses; customer support; information technology and management systems; inventory and work-in-progress; manufacturing and facilities management; and other activities. Operational excellence strengthens the Company's ability to offer customers a range of technological and system choices at the right time.

Operational excellence is an internal strategic condition for increasing flexibility and reducing our breakeven level for the number of systems that we manufacture, depending on the mix of products ordered by customers in different market segments in various regions of the world. With a lower cost base and a higher capacity for flexibility, ASML can satisfy customer demand on a timely basis and continue to strengthen our competitive position.

Excellent people help make operational excellence happen. As technology roadmaps and customer requirements become more demanding, ASML needs the best talent available: fewer, better qualified, more completely committed people. The Company's human resource strategy embraces our unique culture of individual and team commitment that makes outstanding accomplishments possible.

--------------------------------------------------------------------------------

Given the structural changes and intensified cyclical conditions in the world market for semiconductor lithography systems, the Company's strategy is to transform our technology and market success into a sustainable business success through operational excellence.
This means benchmarking financial results versus peer technology companies. It also means pursuit of predictable quarterly results that are consistent with shareholder expectations. In summary, the Company's commitment is to add measurable value and long-term results to benefit our customers as they design, produce and price their products.

Financial criteria for ASML
We strive to provide to our shareholders attractive return on their invested capital. This means that we will continue working on increasing the value of ownership to our customers resulting in higher average unit sales prices for our systems. Furthermore, we will continue on controlling our cost base by focusing on cost of goods reduction programs and controlling research and development costs and selling, general and administrative expenses. Finally, we intend to further improve our working capital management. Our working capital improvement program includes inventory control, early collection of our receivables and effective management of payments. To reflect our efforts in achieving return on capital invested by our shareholders, we measure ourselves, amongst others, on the following financial key performance criteria: gross margin, operating margin, inventory turns, days sales outstanding, operating income and market share.

Significant events

Cost containing measures
In December 2002, we announced cost containing measures, including a reduction in workforce, divestment of our Thermal business and termination of our Track operations. During the year 2003, we implemented the workforce reduction and substantially completed the discontinuance of our Track and Thermal businesses. In July 2003, we announced a further workforce reduction, of which the majority is planned in the Netherlands. Currently, ASML and its Works Council are nearing the completion of a joint study on implementing this workforce reduction in the Netherlands.
As a consequence, the Dutch workforce reduction has been delayed and, any corresponding cost reductions have been delayed. We believe that by adjusting labor capacity and increasing operating flexibility, we can reduce our break-even level by the end of 2004 to approximately 130 new systems from its current level of approximately 160 new systems, depending upon our product mix. The break-even level is the minimum number of new systems that need to be sold in a year in order to achieve net profit in that year.

Patent Litigation with Nikon
Since late 2001, ASML has been a party to a series of litigation and administrative proceedings in which Nikon alleges ASML's infringement of Nikon patents relating to photolithography. ASML in turn filed claims against Nikon. These proceedings are presented in note 17 to the Statutory Financial Statements. The proceedings are at various stages of advancement, and their ultimate outcome is therefore uncertain. In each case, however, ASML believes it has meritorious defenses to Nikon's claims, including that Nikon's patents are both not infringed and are invalid, as well as valid counterclaims.

The Company intends to vigorously pursue these defenses and counterclaims. If a final nonappealable decision that was adverse to ASML were to be rendered in any of these proceedings, however, ASML's ability to conduct sales in one or more significant markets could be substantially restricted or prohibited, which in turn could have a material adverse effect on the Company's

-------------------------------------------------------------------------------

financial position or results of operations.

Other events
In May 2003, ASML completed an offering of EUR 380 million principal amount of its 5.50 percent Convertible Subordinated Notes due 2010, with interest payable annually on May 15 of each year, commencing on May 15, 2004. The notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share, subject to adjustment, at any time prior to maturity. Unless previously converted, the notes are redeemable at 100 percent of its principal amount on May 15, 2010. ASML may call the notes for early redemption at any time after May 22, 2006, provided that ASML's shares close above 150 percent of the conversion price for twenty trading days out of a thirty-day trading period.

In July and August 2003, ASML repurchased USD 139.6 million of USD 520 million principal amount of its 4.25 percent Convertible Subordinated Notes due November 30, 2004. In October 2003, ASML called for redemption on December 5, 2003, all of the notes that remained outstanding, at a redemption price of
100.85 percent of their principal amount plus accrued interest.
Before December 5, 2003, bondholders converted notes for a total of USD 120 thousand into 1,430 ordinary shares, of which USD 20 thousand were converted into 536 shares in 2003. On December 5, 2003, the Company redeemed the remaining USD 380.3 million.

Results of operations

During the year 2003 we continued to face a significant downturn in the semiconductor industry, which started in 2001. In the last quarter of 2003, we have seen what may be the beginning of an upturn that is apparent in most business segments within the semiconductor industry.

Net sales
Total net sales from continued operations decreased from EUR 1,959 million in 2002 to EUR 1,543 million in 2003, a decrease of EUR 416 million or 21.2 percent. The decrease in sales was primarily due to a decreasing number of new systems recognized, partially offset by an increase in average unit sales price ("ASP"). The ASP for new systems increased by approximately 6 percent reflecting a shift in our product portfolio towards an increased share of our latest technology equipment (TWINSCAN systems), which accounted for 38 percent of total shipment volume of new systems in 2003 compared to approximately 33 percent in 2002. The number of new systems recognized decreased from 183 units in 2002 to 126 units in 2003 due to:

o further decline in equipment demand by the semiconductor industry in 2003 after a modest recovery shown in the first half of 2002 for delivery in the second half of 2002; and

o the effect of the accounting treatment of "new technology systems" (see Note 3 to our Statutory Financial Statements 2003) resulting in additional recognition of EUR 138 million of revenues of 13 systems in 2002 that were initially deferred in 2001.

The number of used systems sold increased from 22 units in 2002 to 43 in 2003. This increase reflects the uncertain market conditions in which our customers seek opportunities to quickly expand production capacity in their existing production facilities without significant capital expenditures to secure long-term growth. These systems are used in less critical resolution capabilities. The ASP for used systems increased by approximately 136 percent reflecting a shift from our older PAS 2500 towards our newer PAS 5500 family, including scanner systems. We estimate

--------------------------------------------------------------------------------

that the number of used systems sold will increase in 2004, provided that the number of systems available on the market for repurchase is not limited.

Gross profit
Gross profit as a percentage of net sales in 2003 was equal to 2002 (23.9 percent). The gross profit on new systems decreased from 24.3 percent to 21.7 percent due to the negative influence of severe price competition (2.2 percent negative impact on our gross profit), relatively more sales of newer technology systems having lower gross profit (4.4 percent negative impact on our gross profit) and under-utilization of our production facilities due to less sales (2.5 percent negative impact on our gross profit). This decrease in gross profit was offset by lower repayments of Technical development credits as this program was fully repaid during 2003 (1.5 percent positive impact on our gross profit), lower costs of sales due to the replacement of independent sales agents with our own employees for the purpose of servicing our Asian customers (1.0 percent positive impact on our gross profit) and a decrease in charges to provisions for obsolete inventory (4.0 percent positive impact on our gross profit).

Research and development
Research and development costs decreased from EUR 324 million in 2002 to EUR 306 million in 2003 as a result of more cost-efficient programs and workforce reductions. The level of research and development expenditures reflects our continuing effort to introduce several leading edge lithography products for 193 nanometer applications and the newest versions of the TWINSCAN platform, combined with continued investments in 248 nanometer high numerical aperture
(NA) program, immersion, next generation 157 nanometer lithography solutions and EUV.

Our future operating results will depend significantly on our ability to produce products and provide services that have a competitive advantage in our industry. To do this, we believe that we must continue to make substantial investments in our research and development efforts. Our research and development activities are intended to enable our customers to achieve a higher return on their capital investments and higher productivity through cost-effective, leading edge technology solutions.

Research and development credits decreased from EUR 26 million in 2002 to EUR 19 million in 2003 due to a decreased volume for research and development expenditures that qualified for credits. Included in 2002 credits is a postponed credit (EUR 3.5 million) on 2001 expenditures that was subject to certain criteria that were only achieved in 2002. We expect the level of credits in 2004 to be similar or slightly higher than in 2003, although the precise amount remains subject to further negotiation with the relevant granting authorities.

Selling, general and administrative costs
Selling, general and administrative costs decreased by 19.0 percent from EUR 263 million in 2002 to EUR 213 million in 2003, mainly as a result of workforce reductions and decreased legal fees associated with patent infringement cases. Selling, general and administrative costs as a percentage of net sales increased from 13.4 percent in 2002 to 13.8 percent in 2003, as a result of the decline in net sales.

Restructuring costs
On December 18, 2002, ASML announced workforce reductions of approximately 700 positions

--------------------------------------------------------------------------------

worldwide. With respect to this plan, we recorded in 2003
restructuring charges for a total amount of EUR 7 million of which EUR 4 million in cost of sales and EUR 3 million in restructuring costs. As of December 31, 2003, this plan has been completed.
On July 16, 2003, ASML announced further workforce reductions of approximately 550 positions worldwide of which the majority is planned in the Netherlands. During 2003, ASML recorded a provision of EUR 15 million as an ongoing benefit arrangement of which EUR 4 million is included in cost of sales and EUR 11 million is included in restructuring costs. The amount of the provision was based upon the details of the exit plan agreed on with our Works Council in the Netherlands for the workforce reductions announced in December 2002. Currently, the Board of Management and the Dutch Works Council are nearing the completion of a joint study on implementing these workforce reductions in the Netherlands. Consequently, the Dutch workforce reduction has been delayed.

During 2003, we recorded restructuring costs of approximately EUR 7 million relating to the consolidation of our office and warehouse facilities at our headquarters in Veldhoven as we ceased using certain of our facilities. The facility exit charges included estimated future obligations for non-cancelable lease payments and the impairment of property and equipment (primarily leasehold improvements) for which there are insufficient cash flows to support the carrying cost.

Net cash flows provided by operating activities
Net cash flows provided by operating activities were EUR 509 million in 2003 compared to EUR 54 million cash used in operating activities in 2002. The primary reason of the cash provided by operating activities in 2003 has been changes in working capital, including accounts receivable, inventories and current assets. Net accounts receivable decreased from EUR 557 million to EUR 314 million. ASML's ratio of accounts receivable to total net sales was 28.4 percent and 20.4 percent in 2002 and 2003, respectively. Gross inventories decreased by 20.4 percent from December 31, 2002 to December 31, 2003. The decrease reflects our continuing efforts to reduce our inventory level by means of cycle time reduction and cost of goods reduction programs.

The provision for obsolescence decreased by 25 percent from December 31, 2003 to December 31, 2002, principally reflecting scrapping of inventories. In 2002 and 2003, ASML paid EUR 4 million and EUR 12 million in taxes, respectively. In 2003, ASML received EUR 176 million tax refund from the Dutch tax authorities. We refer to Note 20 to our Statutory Financial Statements.

Net cash flows used in investing activities
Net cash used in investing activities was EUR 80 million in 2002 and EUR 26 million in 2003. The 2002 figure reflected the further expansion of production facilities during that year as well as expenditure in own use equipment (e.g., prototypes, training systems, and demonstration systems), to support sales, manufacturing and demonstration capabilities relating to new 300 millimeter product lines. The 2003 figures mainly relate to expenditures in own use equipment. We expect capital expenditures in 2004 to range between EUR 75 million and EUR 85 million.

Net cash flows used in financing activities
Net cash used in financing activities in 2003 amounted to EUR 68 million. The 2003 amount primarily reflects the complete redemption and repurchase of USD 520 million of 4.25 percent Convertible Subordinated Notes due 2004, partially offset by the issuance of EUR 380 million of 5.5 percent Convertible Subordinated Notes due 2010. In 2002, proceeds from financing activities

--------------------------------------------------------------------------------

amounted to EUR 21 million mainly reflecting EUR 27 million in proceeds from the exercise of stock options and EUR 5 million repayment of long term debts. In 2004, we have no repayment obligations on our outstanding convertible notes.
On December 31, 2003, our principal sources of liquidity consisted of EUR 1,028 million of cash and cash equivalents, and EUR 288 million of available credit facilities.

Management believes that its operating cash flows and working capital, together with existing cash balances, the availability of existing credit facilities, and improved working capital management will be sufficient to finance its scheduled capital expenditures and to fund its working capital for 2004.

Employees
As of December 31, 2003, we had 5,059 employees in our continuing operations, including temporary contract employees employed primarily in product development activities at our headquarters in Veldhoven. As of December 31, 2002, the total number of employees in continued operations was 5,971. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products. The average number of temporary employees during 2003 was 203 compared to 263 during 2002.

Our future success will depend on our ability to attract, train, retain and motivate highly qualified employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing. With the decision to discontinue our Track business and to sell our Thermal business, we started reducing our workforce at the end of 2002. Furthermore, to manage the effects of the industry's continuing downturn during 2002, we reduced our lithography-related workforce by approximately 700 positions worldwide and, in July 2003 announced a further workforce reduction by approximately 550 positions worldwide, of which the majority is planned in the Netherlands. With respect to this announcement in July 2003, the Board of Management and the Dutch Works Council are nearing the completion of a joint study on implementing these workforce reductions in the Netherlands. Consequently, the Dutch workforce reduction has been delayed. The average number of employees from continuing operations during 2002 and 2003 was 5,640 and 5,323, respectively (excluding non-payroll employees).

The total number of employees per sector as of December 31, 2002 and 2003, are as follows:


                                                     As of December 31            2002           2003

                                                Marketing & Technology           1,708           1,507
                                                             Goodsflow           1,416           1,184
                                                      Customer Support           2,090           1,717
                                                               General             588             518
                                                                 Sales             169             133
                                           Total continuing operations           5,971           5,059
                                         Total discontinued operations             712             119
           Total number of employees (including non-payroll employees)           6,683           5,178


In 2002 and 2003, a total of 2,857 and 2,649 employees, respectively, were employed in The Netherlands.

--------------------------------------------------------------------------------

Discontinued operations
Results from discontinued operations comprise the results of our Thermal business, which we substantially divested in October 2003, and our Track business which we terminated in December 2002. Our decision to discontinue these businesses was the result of the downturn in the semiconductor market, which has led to significant losses in these businesses. Substantial future investments in these businesses would have been required to achieve a positive contribution to our future financial results.

In December 2002 we reviewed our long-lived assets used in the Thermal business for potential impairment and recorded no impairment charges. During 2003, we again reviewed our long-lived assets for impairment as we entered into negotiations with several potential buyers and accordingly recorded impairment charges of EUR 16 million. In October 2003, we substantially completed the sale of our Thermal business to a privately held company formed by VantagePoint Venture Partners. At the time of the sale, no gain or loss was realized as the net assets were stated at the value equal to the proceeds of the sale. The net loss of our Thermal business amounted to EUR 32 million in 2003 compared to EUR 61 million in 2002.

The termination of the Track business resulted in an exit plan that included workforce reduction, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan included the disposal of remaining assets related to the Track business. In 2002, ASML decided to continue to service existing customers of its Track business for whom ASML had warranty or other service obligations. Consequently, customer support related to the Track business was not included in discontinued operations for 2002. In June 2003, ASML sold certain of its fixed assets and inventories related to its Track business to Rite Track. No gain or loss was realized on the sale. The net loss of the Track business amounted to EUR 3 million in 2003 compared to EUR 59 million for 2002. The net loss for 2002 included total pre-tax estimated exit costs of EUR 47 million. These exit costs included asset impairments, inventory write downs, purchase and other commitment settlements and employee termination costs. The net loss in 2003 relates mainly to impairment charges recorded on a building in the United States, previously used by our Track business. This impairment was determined on the difference between the building's estimated fair value, as indicated by an independent real estate appraiser and its carrying value.


Doug J. Dunn                                  Peter T.F.M. Wennink
President, Chief Executive Officer,           Executive Vice President Finance
Chairman of the Board of Management           and Chief Financial Officer



ASML Holding N.V.
Veldhoven, January 30, 2004

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ASML Holding N.V.

Statutory Financial Statements 2003


28 Consolidated Balance Sheets


29 Consolidated Statements of Operations


30 Consolidated Statements of Cash Flows


31 Notes to the Consolidated Financial Statements


63 Company-only Balance Sheets


63 Company-only Statements of Operations


64 Notes to the Company-only Financial Statements


66 Other Information

-------------------------------------------------------------------------------


Consolidated Balance Sheets 1
(After appropriation of net result for the year)


                                   As of December 31 2002 2003
                                         (Amounts in thousands)          Note          EUR         EUR
                                                        Assets
                                     Cash and cash equivalents             6       668,760   1,027,806
                                      Accounts receivable, net             7       556,664     314,495
                                              Inventories, net             8       730,025     595,017
                                            Current tax assets            20       178,706           -
                                           Deferred tax assets            20             -      49,590
                                          Other current assets             9       175,095     157,912
                           Assets from discontinued operations             4       106,094       5,007
                                          Total current assets                   2,415,344   2,149,827

                                           Deferred tax assets            20       314,795     325,271
                                                  Other assets             9        61,757      30,711
                                             Intangible assets            10        14,069      14,590
                            Property, plant and equipment, net            11       495,723     347,883
                                                  Total assets                   3,301,688   2,868,282

                          Liabilities and Shareholders' Equity
                                              Accounts payable                     213,423     220,153
                                 Accrued liabilities and other            12       448,848     442,383
                                        Deferred tax liability            20         4,465       2,285
                                         Current tax liability            20        19,947       8,247
                      Liabilities from discontinued operations             4        66,091      13,451
                                     Total current liabilities                     752,774     686,519
                                        Deferred tax liability            20       133,516     169,641
                                    Other deferred liabilities                      15,391      10,850
                                 Convertible subordinated debt            13     1,064,040     842,543
                                          Other long-term debt            13        20,451      17,522
                                             Total liabilities                   1,986,172   1,727,075

                                    Total shareholders' equity                   1,315,516   1,141,207
                    Total liabilities and shareholders' equity                   3,301,688   2,868,282




1   See note 4 "Discontinued operations" and note 5 "Restructuring" to the Consolidated Financial Statements.


-------------------------------------------------------------------------------


Consolidated Statements of Operations 1

                                For the year ended December 31,                      2002        2003
       (Amounts in thousands, except share and per share data)          Note          EUR         EUR
                                             Net product sales            21    1,740,633   1,356,905
                                             Net service sales                    218,039     185,832
                                               Total net sales                  1,958,672   1,542,737

                                         Cost of product sales             5    1,289,030   1,028,362
                                         Cost of service sales                    202,038     145,593
                                           Total cost of sales                  1,491,068   1,173,955

                                         Gross profit on sales                    467,604     368,782

                                Research and development costs                    324,419     305,839
                              Research and development credits            19      (26,015)    (19,119)
                     Selling, general and administrative costs       263,243      212,609
                                         Restructuring charges             5            -      24,485
                                                Operating loss                    (94,043)   (155,032)

                                               Interest income                     31,177      40,481
                                              Interest expense                    (67,958)    (69,630)
           Loss from continuing operations before income taxes                   (130,824)   (184,181)
                                    Benefits from income taxes            20       42,779      59,675
                           Net loss from continuing operations                    (88,045)   (124,506)

                      Loss from discontinued operations before
                                                  income taxes             4     (183,624)    (59,026)
                                    Benefits from income taxes            20       63,846      23,316
                         Net loss from discontinued operations                   (119,778)    (35,710)

                                                      Net loss                   (207,823)   (160,216)

         Basic and diluted net loss from continuing operations
                                            per ordinary share                      (0.18)      (0.26)
       Basic and diluted net loss from discontinued operations
                                            per ordinary share                      (0.26)      (0.07)
                 Basic and diluted net loss per ordinary share                      (0.44)      (0.33)

               Number of ordinary shares used in computing per
                                 share amounts (in thousands):
                                                         Basic                    476,866     482,240
                                                       Diluted                    476,866     482,240



1  See note 4 "Discontinued operations" and note 5 "Restructuring" to the Consolidated Financial Statements.


-------------------------------------------------------------------------------


Consolidated Statements of Cash Flows (1)

                                       For the year ended December 31             2002            2003
                                               (Amounts in thousands)              EUR             EUR

Cash Flows from Operating Activities


                                   Net loss from continued operations          (88,045)       (124,506)
                Adjustments to reconcile net income to net cash flows
                                           from operating activities:
                                        Depreciation and amortization          166,035         144,800
                                                   Impairment charges           20,651          12,100
                                         Allowance for doubtful debts                -           9,113
                                     Allowance for obsolete inventory          112,164          32,431

          Changes in assets and liabilities that provided (used) cash:
                                                  Accounts receivable          (57,183)        211,627
                                                Deferred income taxes          (22,361)        (79,577)
                                                          Inventories          (77,408)         95,291
                                                         Other assets           31,365          44,945
                                                  Accrued liabilities          (41,683)         (8,948)
                                                     Accounts payable          (71,927)          7,231
                                                        Income taxes           (25,759)        164,826
             Net cash provided by (used) in operating activities from
                                                continuing operations          (54,151)        509,333

                                 Cash Flows from Investing Activities
                           Purchases of property, plant and equipment         (138,587)        (71,440)
                  Proceeds from sale of property, plant and equipment           58,735          48,837
                                        Purchase of intangible assets                -          (3,099)
     Net cash used in investing activities from continuing operations          (79,852)        (25,702)

                                 Cash Flows from Financing Activities
             Proceeds from issuance of Convertible Subordinated Notes                -         380,000
                                   Payment of underwriting commission                -          (8,550)
               Net proceeds from issuance of shares and stock options           26,630           6,360
                                  Redemption and/or repayment of debt           (5,203)       (445,966)
             Net cash provided by (used in) financing activities from
                                                continuing operations           21,427         (68,156)
                                                       Net cash flows         (112,576)        415,475
                          Effect of changes in exchange rates on cash           (1,869)        (69,165)
         Net cash flow provided by (used in) provided by discontinued
                                                           operations         (127,473)         12,736
                 Net increase (decrease) in cash and cash equivalents         (241,918)        359,046
                   Cash and cash equivalents at beginning of the year          910,678         668,760
                         Cash and cash equivalents at end of the year          668,760       1,027,806

                   Supplemental Disclosures of Cash Flow Information:
                                                       Cash paid for:
                                                             Interest           66,614          48,980
                                                                Taxes            3,642          11,974

            Supplemental non-cash investing and financing activities:
                 Conversion of Bonds into 13,634,782 and 536 ordinary
                                 shares respectively in 2002 and 2003          265,411             16



1 See note 4 "Discontinued operations" and note 5 "Restructuring" to the Consolidated Financial Statements.



--------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements

1. General


ASML Holding N.V. ("the company"), having its legal seat in Veldhoven, The Netherlands, is a worldwide business engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment system mainly consisting of lithography systems. ASML's principal operations are in The Netherlands, the United States of America and Asia.

The financial statements of the company will be filed at the Chamber of Commerce in Eindhoven, The Netherlands within 8 days after approval of the General Shareholders' meeting on March 18, 2004.

The accompanying Consolidated Financial Statements are stated in thousands of euros ("EUR") unless otherwise mentioned.

These Financial Statements, prepared for statutory purposes, have been prepared in accordance with accounting principles generally accepted in The Netherlands ("Dutch GAAP"). For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America ("U.S. GAAP"). The principal difference between ASML's U.S. and Dutch GAAP financial statements is that, under U.S. GAAP, the 2001 merger between Silicon Valley Group ("SVG") and ASML was accounted for as pooling of interests while, under Dutch GAAP, the merger was accounted for under the purchase method. This has resulted in differences in the presentation of the composition of the (comparative) statement of shareholders' equity. We refer for more information to Note 25 to the Consolidated Financial Statements.

The order of presentation of assets and liabilities in this statutory annual report is based on U.S. GAAP, which is not in compliance with Dutch GAAP. Doing so, ASML is consistent in presenting its balance sheet with prior year's statutory annual reports and ensures consistency and transparency for its Dutch and US shareholders. Under this format, the order of presentation of assets and liabilities is based on the degree of liquidity.

On December 18, 2002 ASML announced the proposed divestiture of its Thermal business, including related customer support activities, and the termination of its activities in the Track business. As a result of this decision, the presentation of the Company's financial statements and the notes thereto have been retroactively adjusted to reflect the effects of the decision to discontinue these operations. Further reference is made to Note 4.

--------------------------------------------------------------------------------

2. Principles of Consolidation

All significant intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements integrally include the financial statements of the company and the following group companies, which are economically and organizationally linked to the company:


Name                                             Legal Seat                       Percentage ownership


ASML Netherlands B.V.                            Veldhoven, The Netherlands                       100%
ASML Finance B.V.                                Veldhoven, The Netherlands                       100%
ASML SARL                                        Montbonnot, France                               100%
ASML MaskTools B.V.                              Veldhoven, The Netherlands                       100%
ASML Korea Co. Ltd.                              Kyunggi-Do, Republic of Korea                    100%
ASML Hong Kong Ltd.                              Hong Kong, SAR                                   100%
ASML Italy S.r.l.                                Milan, Italy                                     100%
ASML (China) Co. Ltd.                            Tianjin, China                                   100%
ASML Japan, Co. Ltd.                             Kawasaki-shi, Kanagawa-Ken, Japan                100%
ASML Ireland Ltd.                                Dublin, Republic of Ireland                      100%
ASML Subholding B.V.                             Veldhoven, The Netherlands                       100%
ASML Shanghai Int. Trading Co. Ltd.              Shanghai Free Trade Zone, China                  100%
ASML Equipment Malaysia Sdn Bhd.                 Penang, Malaysia                                 100%
ASML UK Ltd.                                     Paisley, Scotland                                100%
ASML Germany GmbH.                               Dresden, Germany                                 100%
ASML U.S. Inc.                                   Delaware, United States of America               100%
ASML Singapore Pte. Ltd.                         Singapore                                        100%
ASML MaskTools Inc.                              Delaware, United States of America               100%
ASML Capital US Inc.                             Delaware, United States of America               100%
ASML Information Systems Ltd. (Israel)           Ramat-Gan, Israel                                100%
ASML Participations US Inc.                      Delaware, United States of America               100%
SVG International Service                        California, United States of America             100%
Lehrer Pearson Inc.                              Delaware, United States of America               100%
ASML-Micronic Joint Venture Company Ltd.         Dublin, Ireland                                  100%
SVG Europe Ltd.                                  Radlett, United Kingdom                          100%
ASML Radlett Ltd.                                Radlett, United Kingdom                          100%
SVG Thermal (UK) Ltd.                            Radlett, United Kingdom                          100%
ASML Macau Commercial Offshore Ltd.              Macau China                                      100%
ASML Taiwan Ltd.                                 Hsinchu, Republic of China                       100%


Assets, shareholders' equity and liabilities of foreign group companies not denominated in euros are for consolidation purposes translated into euros at the rates of exchange prevailing at year-end. Income and expenses are translated at the average rates of exchange for the year. Gains and losses resulting from the translation are recorded directly in shareholders' equity.

Certain insignificant subsidiaries have been excluded from the table above.

--------------------------------------------------------------------------------

3. Summary of significant accounting policies

The accounting principles of the company are summarized below. These accounting principles have all been applied consistently throughout the year and the preceding year. Assets and liabilities are stated at face value unless indicated otherwise.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair market value of the identifiable assets and liabilities of SVG. Goodwill has been deducted from shareholders equity. For fiscal years beginning on or after January 1, 2001, charging goodwill to equity is no longer allowed by the Dutch Guidelines for Financial Reporting ('Richtlijnen voor de Jaarverslaggeving'). In 2003, Dutch law has followed in this regard. In 2001, ASML concluded charging goodwill to equity was appropriate for the following reasons:

o ASML applied the pooling-of-interests method for its U.S. GAAP external reporting purposes;
o Shifting international standards with respect to goodwill treatment; and
o Delay in Dutch legislative response on this matter.

The Company purchased SVG for EUR 1,772 million using 47 million shares of ASML. The fair market value of the assets purchased totaled EUR 667 million resulting in goodwill EUR 1,135 million. This goodwill was charged directly through shareholders' equity in 2001 (including EUR 30 million merger and acquisition costs).

This difference has resulted as of December 31, 2002 and 2003 in a different presentation of the composition of the Shareholders equity between Dutch GAAP and U.S. GAAP. For more information, we refer to Note 25.

Foreign currency translation

The financial information for subsidiaries outside the euro-zone is generally measured using local currencies as the functional currency. The financial statements of those foreign subsidiaries are translated into euros in the preparation of ASML's consolidated financial statements. Assets and liabilities are translated into euros at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euros based on the average rate of exchange for the corresponding period. The resulting translation adjustments are recorded directly in shareholders' equity. Currency differences on intercompany loans that have the nature of a long-term investment are also accounted for directly in shareholders' equity.

Derivative financial instruments

The Company principally uses derivative foreign currency hedging instruments for the management of foreign currency risks. The Company accounts for derivative financial instruments in accordance with accounting principles generally accepted in the United States. For ASML, these principles in substance do not differ materially from draft directive 290A of the Dutch Guidelines for Financial Reporting. Differences between ASML's accounting policy and current Dutch practice are not material.

Cash Flow Hedges
Forwards and options used to hedge the impact of the fluctuations in exchange rates on cash flows from purchase activities and sales transactions in non-functional currencies are treated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying transactions, and thus these hedging relationships are perfectly effective. The changes

--------------------------------------------------------------------------------

in fair value of the derivatives are intended to offset changes in the expected cash flows from the underlying transactions. The change in the fair value of cash flow hedges are deferred under accumulated currency translation and other in shareholders' equity until the underlying exposure is recognized in the statement of operations.

When the underlying hedged transaction is recognized, the related gain or loss on the cash flow hedge accumulated in accumulated currency translation and other is released to the statement of operations. Gains and losses on hedges on sales transactions are recognized in revenue, while gains and losses on hedges on forecasted purchase transactions are recognized in cost of sales.
In the event that the underlying hedged transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is immediately released from accumulate d currency translation and other and included in the statement of operations.

Interest rate swaps that are being used to hedge changes in the variability of future interest receipts are designated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying assets. Accordingly, all changes in fair value of these derivative instruments are recorded as accumulated currency translation and other. The accumulated changes in fair value of the derivatives are intended to offset changes in future interest cash flows on the assets.

Fair Value Hedges
Forwards used to hedge accounts receivable, accounts payable and other monetary assets and liabilities denominated in non-functional currencies are designated as fair value hedges. Both the changes in the fair value of these hedges and their underlying exposure are recognized in the statement of operations.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges, with changes in fair value recorded under interest income and expense in the statement of operations. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly.

The Company records any ineffective portion of foreign currency hedging instruments in cost of sales in the statement of operations. Ineffectiveness of hedging instruments had a positive impact of EUR 0 million, EUR 0.8 million and EUR 3 million on cost of sales in 2003, 2002 and 2001, respectively. The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not incur benefits or costs due to ineffectiveness of interest rate swaps in 2003 and 2002.

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits and commercial paper, with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value.
Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsaleable inventory.

--------------------------------------------------------------------------------

Intangible assets

Intangible assets include acquired intellectual property rights that are valued at cost and are amortized on a straight-line basis over their estimated useful life of 3 - 10 years.

Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML's property, plant and equipment:

                                       Category        Assigned economic life
                   Buildings and constructions                   5 - 40 years
                       Machinery and equipment                    2 - 5 years
                     Office furniture/fixtures                    3 - 5 years
                        Leasehold improvements                   5 - 10 years

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be used for the intended function.

These costs are amortized on a straight-line basis over the period of related benefit, which ranges primarily from two to five years.

Evaluation of Long-Lived Assets for Impairment

The Company evaluates its long-lived assets, which include property, plant and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to future discounted net cash flows expected to be generated by the asset. If those assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less the cost to sell.

Recognition of revenues, income and expenses

The Company distinguishes between revenues from "new" and "proven" technology systems.
Revenue for "proven technology" systems is recognized upon shipment, since title passes to the customer at that moment, and the customer has unconditionally accepted the system during a factory test prior to shipment. Revenues on "new technology" systems are deferred until installation and acceptance at the customer's premises are completed. As soon as a track record has been established regarding the successful and timely installation and acceptance of equipment previously identified as "new technology," ASML considers the equipment to be "proven technology". At that time, ASML changes the timing of revenue recognition to the shipment date in accordance with its revenue policy for "proven technology" and recognizes previously deferred revenue. In the second half of 2002, the TWINSCAN technology, which was previously identified as "new technology", has been marked "proven technology."

The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Cost of sales

Costs of product sales comprise direct product costs such as materials, labor, cost of warranty,

--------------------------------------------------------------------------------

depreciation, shipping and handling costs and related overhead costs. Repayments of certain technical development credits, which are calculated as a percentage of sales, are also charged to cost of product sales (see "Research and development costs and credits," below). ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve. Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs relating to providing extended warranty and maintenance services.

Restructuring

ASML applies the criteria defined in directive 252 of the Dutch Guidelines of Financial Reporting: "Provisions" in order to determine when a liability for restructuring or exit costs should be recognized. With respect to employee termination costs, company recognizes restructuring provisions if prior to period ending an authorized plan has been communicated to the employees involved in a sufficient level of detail.

Research and development cost and credits

Costs relating to research and development are charged to operating expense as incurred. Subsidies and other governmental credits for research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which the subsidy or credit relates occurs. Technical development credits (Technische Ontwikkelingskredieten or "TOKs") received from the Dutch government to offset the cost of certain research and development projects are contingently repayable, including accrued Interest, as a percentage of the revenues from future sales, if any, of equipment developed in such projects. These repayments are charged to cost of sales at the time such sales are recorded. No repayments are required if such sales do not occur.

Net income per ordinary share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding. Diluted net income per share reflects the potential dilution that could occur if options issued under ASML's stock compensation plan were exercised, and if ASML's convertible loans were converted. There is no difference between the diluted earnings and the basic computations for 2002 and 2003 because such conversions and exercise of stock options would have an antidilutive effect.

Excluded from the diluted weighted average share outstanding calculation are Cumulative Preference Shares contingently issuable to the preference share foundation as they represent a different class of stock than the Ordinary Shares.

Use of estimates

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Segment disclosure

Prior to 2002, ASML reported in two business segments, Lithography and Track & Thermal. As ASML decided in 2002 to terminate its Track business and to divest its Thermal business, they are presented as discontinued operations and no longer disclosed as a separate segment. ASML operates in three general geographic areas (see Note 21).

--------------------------------------------------------------------------------

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is probable that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of those assets.


4. Discontinued operations


Discontinuance of Track and Thermal businesses

On December 18, 2002 ASML announced the proposed sale of its Thermal business and the termination of its activities in the Track business. Both discontinued businesses met the criteria of directive 345 "Discontinued operations" and have been classified accordingly.

In December 2002, the Company reviewed its long-lived assets used in the Thermal business for potential impairment and recorded no impairment charges. During 2003, ASML's management again reviewed its long-lived assets for impairment as the Company entered into negotiations with several potential buyers and accordingly recorded pre-tax impairment charges of EUR 16.0 million. In October 2003, the Company completed the sale of its Thermal business to a privately held company formed by VantagePoint Venture Partners. At the time of the sale, no gain or loss was realized as the net assets were stated at the value equal to the proceeds of the sale. The net loss of the Thermal business amounted to EUR 32.3 million in 2003 (2002: EUR 61.2 million).

The termination of the Track business resulted in an exit plan that included workforce reductions, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan included the disposal of remaining assets related to the Track business. In 2002, ASML decided to continue to service its existing customers for whom ASML has warranty or other service obligations. Consequently, customer support related to the Track business was not included in discontinued operations for 2002. In June 2003, ASML sold certain of its fixed assets and inventories related to its Track business to Rite Track. No gain or loss was realized on the sale. The net loss of the Track business amounted to EUR 3.4 million in 2003 (2002: EUR 58.6 million). The net loss from operations for 2002 included total pre-tax estimated exit costs of EUR 47.0 million. These exit costs included asset impairments, inventory write downs, purchase and other commitment settlements and employee termination costs. The net loss in 2003 relates mainly to impairment charges recorded on a building in the United States, previously used by the Company's Track business. This impairment was determined on the difference between the building's estimated fair value, as indicated by an independent real estate appraiser and its carrying value.

The tax effects arising from, asset impairment costs, employee termination costs, inventory writeoff and losses from discontinued operations mostly reside and will remain with ASML U.S. group companies. These losses can be offset against future profits from continuing operations of these U.S. group companies.

-------------------------------------------------------------------------------

Summarized results of operations for discontinued operations are as follows:

                                               Year ended December 31             2002            2003
                                                            Revenues
                                                                Track            7,236           2,514
                                                              Thermal          105,929          38,198
                                                                Total          113,165          40,712

                      Loss from discontinued operations, net of taxes
                                           Track loss from operations          (27,991)         (1,456)
                                      Track exit costs (net of taxes)          (30,626)         (1,944)
                                         Thermal loss from operations          (61,161)        (21,906)
                                    Thermal exit costs (net of taxes)                -         (10,404)
                                                                Total         (119,778)        (35,710)

Summarized assets and assumed liabilities from discontinued operations are as follows:

                                                    As of December 31             2002            2003

                                                               Assets
                                                    Intangible assets            4,410               -
                                                Tangible fixed assets           32,994           3,167
                                                          Inventories           34,693               -
                                                          Receivables           33,064           1,840
                                                                Other              933               -
                                                         Total Assets          106,094           5,007

                                                          Liabilities
                                                     Accounts payable           10,463               -
                                                  Accrued liabilities           41,741          13,451
                                            Installation and warranty           13,887               -
                                                    Total Liabilities           66,091          13,451



ASML organizes its financing activity at the corporate level and does not allocate funding to individual net assets identified as assets from discontinued operations. The following table represents cash flows directly attributable to ASML's discontinued operations.

                                                Year ended December 31            2002            2003
   Net cash provided by (used in) operating activities of discontinued
                                                            operations        (121,039)         12,736
      Net cash used in investing activities of discontinued operations          (6,434)              -
                Net cash provided by (used in) discontinued operations        (127,473)         12,736

--------------------------------------------------------------------------------

5. Restructuring

As a result of the industry's prolonged downturn, ASML announced on July 16, 2003 restructuring measures to further reduce costs company-wide by further reducing its workforce with approximately 550 positions worldwide. The Company recorded a provision of EUR 15 million of which EUR 3.7 million is included in cost of sales and EUR 11.3 million is included in restructuring costs. The Board of Management and the Dutch Works Council are nearing the completion of a joint study on implementing these workforce reductions in the Netherlands. Consequently, the Dutch workforce reduction has been delayed.

During 2003, ASML recorded a charge of approximately EUR 7 million in restructuring costs relating to the consolidation of its office and warehouse facilities at its headquarters in Veldhoven as the Company ceased using certain of its facilities. The facility exit charges included:
o estimated future obligations for non-cancelable lease payments (netof estimated sublease income of EUR 25 million). The Company's management estimated the cost of exiting by referring to the contractual terms of the lease agreements and by evaluating the sublease agreements concluded for these facilities or, where applicable, by referring to amounts being negotiated; and
o the impairment of property and equipment (primarily leasehold improvements) for which there are insufficient cash flows to support the carrying cost.
  The property and equipment impairment was determined based on the difference between the assets' estimated fair value and their carrying value.

On December 18, 2002 ASML announced measures to contain costs for its lithography business, including customer support, to lower the breakeven point by adjusting labor capacity and increasing operating flexibility. ASML recorded provisions of EUR 78.5 million during 2002 for slow-moving and obsolete lithography inventory and impairments of tangible fixed assets that were recorded as cost of sales. ASML further announced its intention to reduce its lithographyrelated workforce by approximately 700 positions worldwide (11.7 percent). The related lay-off costs were largely recorded in 2003 since the final details on the plan had not been finally determined by December 31, 2002. With respect to this plan, the Company recorded in 2003 restructuring charges for a total amount of EUR 6.7 million of which EUR 4 million in cost of sales and EUR 2.7 million in restructuring costs. This restructuring plan was completed in 2003.

On October 16, 2001, as a consequence of the downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan which resulted in the consolidation of manufacturing facilities and discontinuance of certain product lines related to SVG. As a result of this restructuring plan, the Company recorded a restructuring provision in 2001 for an amount of EUR 402.7 million mainly relating to inventory write-offs, purchase commitments, fixed asset write-offs and everance payments. This restructuring provision was recorded in cost of sales for an amount of EUR 399.6 million and in restructuring costs for an amount of EUR 3.1 million and was mainly used in 2001 and 2002.

--------------------------------------------------------------------------------

The following table summarizes the restructuring provision as of December 31, 2003 and 2002:


                                                      Purchase       Building     Severance
                                                    commitments   closure costs    payments        Total

                 Balance as of December 31, 2001       51,761         2,058          9,181        63,000
                         Utilization of the year      (27,126)       (2,044)        (6,580)      (35,750)
                                     Adjustments       (6,337)        2,116         (1,686)       (5,907)
          Effect of foreign currency translation       (8,272)         (330)          (915)       (9,517)
                 Balance as of December 31, 2002       10,026         1,800              -        11,826
                         Utilization of the year       (4,711)       (3,475)        (6,906)      (15,092)
                                       Additions            -         6,833         22,182        29,015
                                     Adjustments       (3,326)        1,653              -        (1,673)
          Effect of foreign currency translation       (1,111)         (395)            (5)       (1,511)
                 Balance as of December 31, 2003          878         6,416         15,271        22,565

Adjustments to the 2001 restructuring plan amounting to EUR 5,907 and EUR 1,673 have been recognized in 2002 and 2003 respectively and are classified as cost of sales. These adjustments relate mainly to more favorable settlement agreements with vendors on purchase commitments than the Company had estimated.


6. Cash and cash equivalents

Cash at December 31, 2003 includes short-time deposits for the amount of EUR 702 million (2002: EUR 341 million) and commercial papers for an amount of EUR 176 million (2002: EUR 263 million). No further restrictions on usage of cash and cash equivalents exist.


7. Accounts receivable


Accounts receivable consist of the following:

                                                      As of December 31             2002           2003

                                              Gross accounts receivable          556,988        320,691
                                           Allowance for doubtful debts             (324)        (6,196)
                                                Net accounts receivable          556,664        314,495

A summary of activity in the allowance for doubtful debt:

                                                 Year ended December 31             2002           2003

                                           Balance at beginning of year           (2,754)          (324)
                                           Utilization of the provision            2,430          3,241
                                       Additional provision in the year                -         (9,113)
                                                 Balance at end of year             (324)        (6,196)


                                      40

----------------------------------------------------------------------------------------------------------

8. Inventories


Inventories consist of the following:

                                                     As of December 31              2002           2003

                                                         Raw materials           267,054        229,740
                                                       Work-in-process           366,440        319,209
                                                     Finished products           381,795        259,690
                                              Total inventories, gross         1,015,289        808,639

                  Allowance for obsolescence and/or lower market value          (285,264)      (213,622)
                                                Total inventories, net           730,025        595,017

A summary of activity in the allowance for obsolescence is as follows:

                                                Year ended December 31              2002           2003

                                          Balance at beginning of year          (500,491)      (285,264)
                                                 Provision of the year          (112,164)       (32,431)
                                              Effect of exchange rates            36,673         22,976
                                          Utilization of the provision           290,718         81,097
                                                Balance at end of year          (285,264)      (213,622)


9. Other assets


Other non-current assets consist of the following:

                                                     As of December 31              2002           2003

                                                   Loan to Micronic AB            35,176              -
                                             Compensation plan assets(1)          10,994          8,720
                                                      Prepaid expenses            14,915         16,130
                     Subordinated loan granted to lessor in respect of
                                              Veldhoven headquarters(2)                -          5,445
                                                                 Other               672            416
                                         Total other long-term assets             61,757         30,711




1 For more information, we refer to Note 14. Employee Benefits.
2 For more information, we refer to Note 16. Contractual obligation and commercial commitments.


The loan to Micronic has a notional amount of 320 million Swedish Krona and is non-interest bearing. The loan is repayable in 2004 or can be converted into 1 million shares of Micronic upon the first request of ASML and has therefore been classified as other current assets.
Other current assets consist of the following:

                                                     As of December 31            2002           2003

                                                        Loans to Zeiss          76,443         71,268
                                                                   VAT          34,654         16,528
                                                   Loan to Micronic AB               -         35,242
                                                      Prepaid expenses          43,745         31,813
                                                                 Other          20,253          3,061
                                            Total other current assets         175,095        157,912



                                      41

-----------------------------------------------------------------------------------------------------

The non-interest bearing loans to Zeiss are repayable by future shipments of lenses or can be redeemed in cash depending on the specific contractual terms of the individual loans.


10. Intangible assets


In 1999, ASML obtained, through its purchase of the business of MaskTools, the intellectual property rights relating to Optical Proximity Correction technology. This technology enhances leading edge lithography systems to accurately and reliably print line widths below 0.2 micron.
These rights have been valued at cost and are amortized on a straight-line basis over their estimated useful life of 10 years.

In 2003, ASML acquired a patent portfolio, relating to dual stage technology. This patent portfolio has been valued at cost and is amortized on a straight-line basis over its estimated life of 3 years.


                                           As of December 31 2002 2003
                                                                  Cost
                                                    Balance, January 1           20,475          20,475
                                                             Additions                -           3,099
                                                  Balance, December 31           20,475          23,574

                                              Accumulated amortization
                                                    Balance, January 1            4,200           6,406
                                                          Amortization            2,206           2,578
                                                 Balance, December 31             6,406           8,984

                                            Net book value December 31           14,069          14,590

Estimated amortization expenses relating to intangible assets for the next five years are as follows:



                                                                 2004:                            3,653
                                                                 2005:                            3,575
                                                                 2006:                            2,100
                                                                 2007:                            2,100
                                                                 2008:                            2,100
                                                           Thereafter:                            1,062


--------------------------------------------------------------------------------

11. Property, plant and equipment

Property, plant and equipment consist of the following:




                                                                                  Office
                                 Buildings &      Machinery &     Leasehold     furniture
                                constructions      equipment    improvements     fixtures      Total

                        Cost
         Balance, January 1         166,980        598,746         112,819        154,051   1,032,596


--------------------------------------------------------------------------------------------------------
                  Additions             524         48,208           6,209         16,499      71,440
                  Disposals          (2,041)      (125,249)        (21,860)          (372)   (149,522)
          Reclassifications               -         (6,213)          2,845          3,368           -
   Effect of exchange rates         (15,351)       (37,778)         (1,476)        (4,959)    (59,564)
  Balance, December 31, 2003        150,112        477,714          98,537        168,587     894,950

    Accumulated depreciation
         Balance, January 1          60,599        309,111          56,597        110,566     536,873
               Depreciation           4,580         94,639          12,551         22,690     134,460
                  Impairment              -         12,100               -              -      12,100
                   Disposals           (394)       (79,029)        (21,119)          (143)   (100,685)
          Reclassifications               -         (2,612)            205          2,407           -
   Effect of exchange rates          (7,206)       (23,008)           (955)        (4,512)    (35,681)
Balance, December 31, 2003           57,579        311,201          47,279        131,008     547,067

              Net Book Value
          December 31, 2002         106,381        289,635          56,222         43,485     495,723
           December 31, 2003         92,533        166,513          51,258         37,579     347,883

The balance property, plant and equipment as of December 31, 2003 includes assets under construction for buildings and constructions of EUR 591, machinery & equipment of EUR 2,310, leasehold improvements of EUR 38 and office furniture and fixtures of EUR 8,383.

During 2003, the Company recorded impairment charges of EUR 12.1 million in cost of sales for own used equipment that was identified as idle capacity.

12. Accrued liabilities and other

Accrued liabilities and other consist of the following:

                                                     As of December 31            2002            2003
                                                      Deferred revenue           35,274          44,542
                                             Warranty and installation           69,684          33,331
                                        Materials and costs to be paid           73,620          65,554
                                               Advances from customers          126,860         187,677
                                               Personnel related items           60,814          53,229
                                            Investment credits payable           31,651          12,282
                                                         Restructuring           11,826          22,565
                                                                 Other           39,119          23,203
                                   Total accrued liabilities and other          448,848         442,383

                                      43

--------------------------------------------------------------------------------------------------------

13. Long-term debt and borrowing arrangement


The Company's obligations to make principal repayments under long-term debt and borrowing arrangements as of December 31, 2003, for the next five years and thereafter, assuming no conversions occur and excluding the fair value of interest rate swaps used to hedge the fair value of the underlying fixed loan coupon, are as follows:
                                     2004                               -
                                     2005                           2,317
                                     2006                         466,522
                                     2007                           2,132
                                     2008                             526
                               Thereafter                         381,310
                                    Total                         852,807


Convertible debt securities

The following table summarizes the Company's outstanding Convertible Subordinated Notes as of December 31, 2002 and 2003, including fair value of interest rate swaps used to hedge the fair value of the underlying fixed loan coupon:

                            As of December 31              2002           2003
                      4.25 percent convertible
                               Notional amount          495,757              -
                Fair value interest rate swaps                -              -
                                        Total           495,757              -

                      5.75 percent convertible
                              Notional amount           548,298        455,285
               Fair value interest rate swaps            19,985          8,411
                                        Total           568,283        463,696

                      5.50 percent convertible
                               Notional amount               -         380,000
                Fair value interest rate swaps               -         (1,153)
                                         Total               -         378,847
                        Total convertible debt        1,064,040        842,543

In April 1998, ASML completed an offering of EUR 272 million principal amount of its 2.5 percent Convertible Subordinated Notes due 2005, with interest payable annually commencing April 9, 1999. In April 2002, ASML exercised its option to redeem and did thereby call for redemption on May 3, 2002, all of the Company's remaining outstanding bonds (EUR 268.5 million) at a redemption price of 100.00 percent of the principal amount of the bonds plus accrued interest. Before May 3, 2002, bondholders converted bonds for a total of EUR
265.4 million into 13,634,782 ordinary shares.

In November 1999, ASML completed an offering of USD 520 million principal amount of its 4.25 percent Convertible Subordinated Notes due November 30, 2004, with interest payable semiannually on November 30 and May 30 of each year, commencing on May 30, 2000.
In July and August 2003, ASML repurchased USD 139.6 million. In October 2003, ASML called for redemption on December 5, 2003, all of the bonds that remained outstanding, at a redemption price of 100.85 percent of their principal amount plus accrued interest. Before December 5, 2003, bondholders converted bonds for a total of USD 120 thousand into 1,430 ordinary shares,

--------------------------------------------------------------------------------

of which USD 20 thousand were converted into 536 shares in 2003. On December 5, 2003, the Company redeemed the remaining USD 380.3 million.

In October 2001, ASML completed an offering of USD 575 million principal amount of its 5.75 percent Convertible Subordinated Notes due October 15, 2006, with interest payable semiannually on April 15 and October 15 of each year, commencing on April 15, 2002.
The notes are convertible into 30,814,576 ordinary shares at USD 18.66 (EUR 14.77) per share at any time prior to maturity. At any time on or after October 22, 2004, the notes are redeemable at the option of ASML, in whole or in part, at 100 percent of its principal amount, together with accrued interest, provided that the Company's shares close above 130 percent of the conversion price for twenty trading days out of a thirty-day period. During 2003 none of the notes were converted into ordinary shares.

In May 2003, ASML completed an offering of EUR 380 million principal amount of its 5.50 percent Convertible Subordinated Notes due 2010, with interest payable annually on May 15 of each year, commencing on May 15, 2004. The notes are convertible into an aggregate of 26,573,426 ordinary shares at a conversion price of EUR 14.30 per share, subject to adjustment, at any time prior to maturity. Unless previously converted, the notes are redeemable at 100 percent of its principal amount on May 15, 2010. ASML may call the notes for early redemption at any time after May 22, 2006, provided that ASML's shares close above 150 percent of the conversion price for twenty trading days out of a thirty-day period.

Interest rate swaps are used to hedge the risk from interest rate fluctuations. As of December 31, 2003, deferred interest rate swap proceeds amounting to EUR 7.3 million have been recorded in the balance sheet as an addition to the Company's outstanding Convertible Subordinated Notes.

The following table summarizes the estimated fair values of ASML's Convertible Subordinated Notes:

        As of December 31                2002                        2003
                               Notional                   Notional
                                 Amount   Fair Value       Amount   Fair Value

4.25 percent convertible       495,757       429,467         N/A         N/A
5.75 percent convertible       548,298       467,443      455,285      596,992
5.50 percent convertible         N/A           N/A        380,000      541,975

The fair value of the Company's long-term debt is estimated based on the quoted market prices as of December 31, 2002 and December 31, 2003, respectively. These loans do not contain any covenants.

Other long term debt

In February 1997, the Company received a USD 6.5 million (EUR 5.1 million) loan from the Connecticut Development Authority. The loan has a ten-year term, bears interest at 8.25 percent, and is secured by the Company's Wilton, Connecticut, U.S. facility. At December 31, 2003, the Company's outstanding debt with respect to this loan amounted to USD 2.7 million (EUR 2.1 million).

In 1999, the Company assumed three yen-denominated loans in connection with its merger with SVG. Approximately EUR 3.7 million (JPY 503 million) is outstanding at December 31, 2003, which is secured by land and buildings in Japan, is payable in monthly installments through the

-------------------------------------------------------------------------------

year 2011, bearing interest at 2.5 percent. Approximately EUR 10 million (JPY 1,350 million) and EUR 1.5 million (JPY 200 million) are outstanding at December 31, 2003. These loans are unsecured, repayable in 2006 and 2007, and bear interest at 3.1 percent and 2.2 percent, respectively, payable semi-annually. These loans do not contain any covenants.

Lines of credit

At December 31, 2003, the Company had credit available facilities for a total of EUR 288 million (2002, EUR 288 million), all of which expire in 2005. These credit lines bear interest at the European Interbank Offered Rate (EURIBOR) plus a margin. No amounts were outstanding under these credit facilities at the end of 2003 and 2002. The credit facilities contain certain restrictive covenants, including a requirement that the Company maintains a minimum financial condition ratio of 40 percent, calculated in accordance with a contractually agreed formula. ASML was in compliance with these covenants at December 31, 2002 and 2003. ASML does not currently anticipate any difficulty in continuing to meet these covenant requirements.


14. Employee benefits


In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plan allowed SVG to credit additional amounts to participants' account balances, depending on the amount of the employee's contribution, up to a maximum of 5 percent of an employee's annual salary and bonus.
In addition, interest is credited to the participants' account balances at 120 percent of the average Moody's corporate bond rate. For calendar years 2002 and 2003, participants' accounts were credited at 8.89 percent and 8.50 percent, respectively.
SVG's contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. During fiscal years 2002 and 2003, the expense incurred under this plan was EUR 1 million and EUR 0.9 million, respectively.
As of December 31, 2002 and 2003, the Company's liability under the deferred compensation plan was EUR 14 million and EUR 9 million, respectively.

In July 2002, ASML adopted a non-qualified deferred compensation plan for its U.S. employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants' account balances. The participants invest their funds between the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least 3 years after deferral. There were minor plan expenses in 2003. On December 31, 2002 and 2003, the Company's liability under the deferred compensation plan was EUR 1 million and EUR 2 million, respectively.

Pension plans

ASML and its consolidated subsidiaries maintain various retirement plans covering substantially all of its employees. Employees in the Netherlands participate in a multi-employer union plan determined in accordance with the respective collective bargaining agreements.
This plan is subject to a salary cap. Employees with a salary exceeding this cap also participate in an ASML defined contribution pension plan.

--------------------------------------------------------------------------------

For employees working outside the Netherlands, ASML maintains a defined contribution pension plan, with employer contribution based on a percentage of salary. For employees participating in the United States pension plan, the Company may make, at its sole discretion, an additional contribution to the plan if the Company meets certain financial performance criteria. No such additional contributions were made in 2002 or 2003.

The Company's pension costs for all employees were:

                         Year ended December 31            2002           2003
Pension plan based on multi-employer union plan           15,059         16,514
    Pension plans based on defined contribution            7,265          6,636
                                          Total           22,324         23,150


Bonus plan

ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the ultimate bonus amount is dependant on the actual performance on corporate, departmental and personal targets. The bonus for senior management can range between 0 percent and 60 percent of their annual salary. For the year 2002, no bonuses were granted. A bonus for senior management is accrued for in the statement of operations for the year ended December 31, 2003 for an amount of EUR 6.5 million, expected to be paid in the first quarter of 2004.

Profit-sharing plan

ASML has a profit-sharing plan covering all employees. Under the plan, employees who are eligible receive an annual profit-sharing bonus, based on a percentage of net income to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentage for each of the years 2002 and 2003 was 0 percent.

Stock options

Each year, the Board of Management determines, by category of ASML personnel, the total available number of options that can be granted in that year. The determination is subject to the approval of the Supervisory Board and the holders of priority shares of the Company.

In 1998, the Company issued 3,348,576 options to purchase ordinary shares, consisting of options to purchase 2,097,831 ordinary shares for eligible employees of ASML and options to purchase 1,250,745 ordinary shares for key personnel and management. This issuing of options included a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit-sharing plan.
The options have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext Amsterdam on the applicable grant dates. Stock options granted to eligible employees vested over a three-year period with any unexercised stock options expiring six years after the grant date. Stock options granted to key personnel in 1998 vested over a three and four year period with any unexercised stock options expiring six years after the grant date.

In 1999, stock options were authorized to purchase up to 3,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit sharing plan. The options have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext on the applicable grant dates. Granted stock options vested over a three-year period with any unexercised stock options expiring six years after the grant date.

--------------------------------------------------------------------------------

In 2000, options were authorized to purchase up to 4,500,000 ordinary shares. Granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date.

In 2001, options were authorized to purchase up to 6,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit sharing plan. Options granted under these plans have fixed exercise prices that are equal either to the closing price of the Company's ordinary shares on Euronext on the applicable grant date, or 135 percent of the closing price of the Company's ordinary shares on Euronext on the applicable grant dates.
Granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date, with the exception of a designated part of grants made in July 2001 that have a graded vest of 1/3 (one third) after the first year, 1/3 (one third) after the second year and 1/3 (one third) in the third year. During 2001, 232,520 options to purchase ordinary shares were granted to the Board of Management. No options were exercised during 2001 by members of the Board of Management.

In 2002, options were authorized to purchase up to 6,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of a percentage of their salary. Options granted under these plans have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext on the applicable grant dates. A designated part of the granted stock options vest over a one year period with any unexercised stock options expiring six years after the grant date. The remaining part of the granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date.

In 2003, options were authorized to purchase up to 6,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of a percentage of their salary. Options granted under these plans have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext on the applicable grant dates. Granted stock options vest over a three-year period with any unexercised stock options expiring ten years after the grant date.

Stock Option Extension Plans

In 2002, employees were offered an extension of the option period for options granted in 1997 up to and including 2000. For the years 1997 up to and including 1999, this extension is either until October 21, 2008, or October 21, 2005. For 2000, the option period is extended until 2012.
Employees who accepted the extension became subject to additional exercise periods in respect of their options and a higher strike price.

Financing of stock option plans

Option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML financed the tax value of the options granted to employees subject to the Netherlands tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven.

--------------------------------------------------------------------------------

The following two tables have not been restated for discontinued operations:

Stock option transactions are summarized as follows:


                                                                Weighted average
                                             Number of            exercise price
                                               shares            per share (EUR)
  Outstanding, December 31, 2000            17,069,039                28.84
                         granted             5,883,550                32.78
                       exercised            (1,488,107)                9.75
                       cancelled              (265,212)               23.22
  Outstanding, December 31, 2001            21,199,270                26.01
                         granted             4,483,070                19.30
                       exercised            (1,539,132)                9.45
                       cancelled              (266,760)               17.46
  Outstanding, December 31, 2002            23,876,448                25.13
                         granted             2,516,980                 9.66
                       exercised              (335,977)               10.98
                       cancelled            (1,486,427)               21.82
  Outstanding, December 31, 2003            24,571,024                24.58
  Exercisable, December 31, 2003            15,494,969                23.99
  Exercisable, December 31, 2002             9,551,860                14.77
  Exercisable, December 31, 2001             6,870,466                15.22

Information with respect to stock options outstanding at December 31, 2003 is as follows:

                                                                       Weighted            Weighted
          Options                                                       average             average
      outstanding                Number               Number          remaining      exercise price
Range of exercise          outstanding          exercisable         contractual      of outstanding
     prices (EUR)    December 31, 2003    December 31, 2003         life (years)      options (EUR)
      2.35 - 9.29              647,930              177,550                7.91                7.43
     9.30 - 12.79            6,134,015            4,087,415                6.03               11.40
    12.80 - 31.79           11,692,260            7,285,834                3.56               22.51
    31.80 - 47.15            6,096,819            3,944,170                6.30               44.00
            Total           24,571,024           15,494,969                4.97               24.58


15. Financial instruments


Financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and convertible subordinated notes. The carrying amounts of all financial instruments approximates fair value due to the short-term nature of these instruments, except for our convertible subordinated notes (See Note 13).

Foreign currency management

The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk. It is the Company's policy to hedge material transaction exposures, such as sales transactions and forecasted cash flows from sales and accounts receivable/accounts payable. ASML hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forwards is aimed at reflecting the likelihood of the

--------------------------------------------------------------------------------

transactions occurring. The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.

During the twelve months ended December 31, 2003, no gains or losses were recognized in cost of sales relating to hedges of forecasted transactions that did not occur. As of December 31, 2003, EUR 0.7 million of accumulated currency translation and other represents the total anticipated loss to be charged to cost of sales, and EUR 3 million is the total anticipated gain to be released to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

It is the Company's policy to hedge material re-measurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts. Furthermore, the Company uses forward contracts to hedge its 320 million Swedish Krona loan to Micronic. It is the Company's policy to manage material translation exposures resulting predominantly from ASML's U.S. dollar net investments. Up until December 5, 2003, a proportion of ASML's USD 520 million 4.25 percent Convertible Subordinated Notes due 2004 was assigned to certain of the Company's net U.S. dollar investments. For the period from December 5, 2003 through December 31, 2003 a proportion of ASML's USD 575 million 5.75 percent Convertible Subordinated Notes due 2006 was assigned to certain of the Company's net U.S. dollar investments as ASML's USD 520 million 4.25 per cent Convertible Subordinated Notes due 2004 has been fully redeemed. As a result, fluctuations in the Company's balance sheet ratio's resulting from changes in exchange rates are reduced.

Interest rate management

The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities. The Company still retains residual financial statement exposure risk to the extent that the asset and liability positions do not fully offset. It is the Company's policy to enter into interest rate swaps to hedge this residual exposure. For this purpose, the Company uses interest rate swaps, both to hedge changes in market value of fixed loan coupons payable due to changes in interest rates as well as to hedge the variability of future interest receipts as a result of changes in market interest rates.

Sensitivity analysis derivative financial instruments

The following table summarizes the Company's derivative financial instruments, their market values and their sensitivity to changes in foreign exchange rate or interest rates as of December 31, 2002 and 2003:


                                                             Fair value change       Fair value change
                                                                     from a 1%    resulting resulting
                                                                non-favourable              from a 10%
                                                                   increase in        weakening of EUR
          Derivative       National Amount      Fair Value       interest rate   against other currecy

        December 31,        2002     2003   2002      2003       2002      2003        2002       2003
   Forward contracts(1) 223,000 (54,173)(2)  845       444         N/A      N/A      5,246     (4,398)
     Currency options    41,000     8,314    782      (217)        N/A      N/A      (12)        (173)
 Interest rate swaps    982,000   981,285   5,684     6,102   (18,659) ( 21,801)       N/A         N/A
( Source: Bloomberg)


(1)  Includes forward contracts on U.S. Dollars, Swedish Krona, British
     Pounds, Israeli Shekel, Japanese Yen and Singapore dollars.
(2) Net amount of forward contracts assigned as a hedge to sales and purchase transactions, and to monetary assets and liabilities.


-------------------------------------------------------------------------------

The fair value of forward contracts (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates, current exchange rates and the current creditworthiness of the counterparties.

The fair value of currency options (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the option agreements at the reporting date, taking into account current interest rates, current exchange rates, volatility and the current creditworthiness of the counterparties.
The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties.

16. Contractual obligation and commercial commitments

The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company's consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments and purchase obligations, are generally not required to be recognized as liabilities on the Company's balance sheet but are required to be disclosed.

Lease Commitments

The Company leases equipment and buildings under various operating leases. Operating leases are charged to expense on a straight-line basis. See Tabular Disclosure of Contractual Obligations below.

The Company has concluded several operating leases for its buildings that contain a purchase option. The Company is party to a transaction involving a special purpose vehicle relating to the lessor of the Veldhoven headquarters building that has been completed in 2003.
Total assets of the special purpose vehicle amount to approximately EUR 54 million and are funded through:

o    equity of EUR 1.9 million;

o straight loans granted by the shareholders of the special purpose entity of EUR 12.3 million, partly redeemable over 15 years and quarterly interest-bearing;

o a third party loan of EUR 34.9 million, partly redeemable over 15 years and quarterly interestbearing;

o a subordinated loan provided by the Company of EUR 5.4 million, recorded under non-current assets.

The lease will expire in 2018. The Company has an option to purchase the property, at a predetermined price scheme, throughout the term of the lease. The purchase option at the end of the lease term mounts to EUR 24.5 million.

Purchase Obligations

The Company enters into purchase commitments with vendors in the ordinary course of business to ensure a smooth and continuous supply chain for key components. Purchase obligations

--------------------------------------------------------------------------------

include medium to long-term purchase agreements. These contracts differ and may include certain restrictive clauses. Any identified losses that would result from purchase commitments that are expected to be forfeited are provided for in the Company's financial statements. As of December 31, 2003, the Company had purchase commitments for a total amount of approximately EUR 335 million, which are not recorded on the Company's balance sheet. In its negotiations with suppliers the Company continuously seeks to align its purchase commitments with its business objectives.

See Tabular Disclosure of Contractual Obligations below.

Other Off-Balance Sheet Arrangements

The Company has certain additional commitments and contingencies that are not recorded on its balance sheet but may result in future cash requirements. In addition to the operating lease commitments and the purchase obligations, these off-balance sheet arrangements consist of product warranties, a call option granted to a third party to acquire our optics business at fair value and guarantees of subsidiary's debt to a third party.
The Company provides guarantees to third parties in connection with transactions entered into by its subsidiaries in the ordinary course of business.

Tabular Disclosure of Contractual Obligations

The Company's contractual obligations and commercial commitments as of December 31, 2003 can be summarized as follows:

                                          Less than             1 - 3             3 -5           After
       Contractual obligations    Total       1year              years           years         5 years

   Operating Lease Obligations   386,112     47,005            72,448           67,699         198,960
          Purchase Obligations   335,115    300,170            34,945                -               -
 Total Contractual Obligations   721,227    347,175           107,393           67,699         198,960

Operating lease obligations include leases of equipment and facilities. Rental expense was EUR 56 million and EUR 53 million for the years ended December 31, 2002 and 2003, respectively.


17. Legal contingencies


ASML is party to various legal proceedings generally incidental to its business. Since late 2001, ASML has been a party to a series of litigation and administrative proceedings in which Nikon alleges ASML's infringement of Nikon patents relating to photolithography. These are discussed below. ASML also faces exposure from other actual or potential claims and legal proceedings. Although the ultimate disposition of these other claims and proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any such other claim that is pending or threatened, either individually or on a combined basis, is expected not to have a materially adverse effect on ASML's consolidated financial condition. On occasion, certain ASML customers have received notices of infringement from third parties. These notices allege that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. ASML has been advised that, if these claims were successful, it could be required to indemnify such customers for some or all of any losses incurred or damages

--------------------------------------------------------------------------------

assessed against them as a result of that infringement.
The Company accrues for legal costs related to litigation in its statement of operations at the time when the related legal services are actually provided to ASML.

Ultratech case U.S.

On May 23, 2000, Ultratech Stepper, Inc. ("Ultratech") filed a lawsuit in the United States District Court for the Eastern District of Virginia (which was subsequently transferred to the United States District Court for the Northern District of California) against ASML. Ultratech alleged that ASML is infringing Ultratech's rights under a United States patent, through the manufacture and commercialization in the U.S. of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech's complaint seeks injunctive relief and damages. On August 16, 2002, the Court granted ASML's motion for summary judgment of noninfringement based upon the previously reported favorable interpretation by the Court as to the scope and meaning of the claims of the asserted patent. A final judgment on those favorable rulings was subsequently entered in ASML's favor and ASML's challenge to the validity and enforceability of the patent was dismissed without prejudice in light of the finding of no infringement. Ultratech has taken an appeal to the United States Court of Appeals for the Federal Circuit from the judgment in ASML's favor, where the matter has been briefed and now awaits oral argument and disposition by the Court.

Management continues to believe that Ultratech's claims are without merit and that ASML's defenses are strong. ASML will continue to assert these defenses vigorously.

Nikon case U.S.

On December 21, 2001, Nikon Corporation ("Nikon") and two of its United States subsidiaries filed a so-called Section 337 complaint against ASML with the United States International Trade Commission (ITC). On January 23, 2002, the ITC instituted an investigation based on Nikon's complaint. The complaint in the ITC investigation alleges that ASML's photolithography machines imported into the United States infringe seven United States patents held by Nikon. Nikon's patents relate to several different aspects of photolithography equipment. Nikon seeks to exclude the importation of infringing products. ASML believes that the asserted patents are both not infringed and invalid. A trial before an administrative law judge on these issues was completed in November 2002.

On January 29, 2003, the administrative law judge ("ALJ") in the ITC proceedings ruled that ASML had not violated Section 337. After Nikon and ASML petitioned for review of the ALJ's decision by the full Commission, the ITC adopted the ALJ's decision that ASML did not infringe any valid, enforceable patent of Nikon's and had not violated Section 337.

Nikon has appealed the ITC's decision to the United States Court of Appeals for the Federal Circuit. ASML's motion to intervene in that appeal was allowed. A decision from the Court of Appeals in not expected before mid 2004.

On December 21, 2001, Nikon also filed a separate patent infringement action in the United States District Court for the Northern District of California alleging infringement of four different Nikon patents and seeking injunctive relief and damages. On March 22, 2002, Nikon amended its complaint to allege infringement of an additional patent. On April 8, 2002, ASML answered this complaint denying infringement, asserting affirmative defenses of invalidity and unenforceability, and alleging counterclaims.

--------------------------------------------------------------------------------

On April 5, 2002, ASML filed a counterclaim in the ITC action alleging that Nikon's photolithography machines sold in the United States infringe five ASML patents. According to ITC procedure, these counterclaims were initially transferred to the United States District Court for the District of Arizona. On October 17, 2002, these claims were transferred to the United States District Court for the Northern District of California, where they are now pending.

On October 18, 2002, Nikon filed a second patent infringement action in the United States District Court for the Northern District of California alleging infringement of six out of the seven patents from the ITC action and two additional patents. On December 2, 2002, ASML answered this second complaint denying infringement of these additional patents and asserting affirmative defenses of invalidity and unenforceability.

ASML intends to vigorously pursue its claims and believes it has meritorious defenses against Nikon's claims. Discovery in the California litigation is currently ongoing; however, trial is not expected to commence before late 2004. In the event a final non-appealable decision were to be rendered that was adverse to ASML, it could substantially restrict or prohibit ASML's sales (from and into) the United States, which in turn could have a material adverse effect on the Company's financial position and results of operations, the amount which currently cannot be estimated.

Nikon case Japan

On July 8, 2003, Nikon withdrew its counterclaim against ASML filed in October 2002, alleging that ASML's photolithography machines infringe 12 Japanese patents held by Nikon. On November 19, 2003, Nikon filed a new complaint against ASML and its subsidiary in Japan alleging that ASML's photolithography machines sold in Japan infringe patents held by Nikon.
This litigation is in the early stage, and a final decision is not expected before 2006. In the event a final non-appealable decision in the Japanese proceeding was rendered that was adverse to ASML, it could substantially restrict or eliminate ASML's ability to achieve future sales growth in Japan, which could in turn have a material adverse effect on the Company's results of operations, the amount which currently cannot be estimated.

The patent infringement action filed by ASML on August 19, 2002, seeking damages and injunctive relief against Nikon to cease the manufacture and sale of photolithography machines, and another patent infringement action filed by ASML on January 16, 2003, seeking injunctive relief against Nikon, are still pending at the Tokyo District Court.

The Company expects a decision by the Tokyo District Court on the first mentioned case will be rendered around the second quarter of 2004. If the decision is adverse to ASML, ASML may appeal to the Tokyo High Court. In January 2004, ASML filed a new complaint against Nikon in the Tokyo District Court. Final non-appealable decisions in these cases are not expected before 2005.

Nikon case Korea

On October 8, 2002, Nikon filed a patent infringement action against ASML and its Korean subsidiary in the Seoul District Court alleging that ASML's photolithography machines infringe five of Nikon's patents, four of which are related to Nikon's patents asserted in its U.S. litigation. The complaint seeks to prohibit ASML from the manufacture, use, sale, import or export of infringing products, the destruction of the manufacturing facilities for these products and damages.

--------------------------------------------------------------------------------

Exchanges of briefs from both sides have taken place on the preliminary issues; exchanges of several additional briefs are expected. ASML filed invalidation actions against two Nikon patents related to this to this District Court action in April 2003 with the Korean Intellectual Property Office, and the initial exchanges of briefs have occurred.

On January 15, 2003, ASML filed a complaint against Nikon and its Korean subsidiary alleging that Nikon infringes one of ASML's patents, seeking injunctive relief against Nikon to cease the manufacture and sale of lithography devices that infringe ASML's patent. Nikon Korea and Nikon Japan filed response briefs denying infringement. Nikon filed an invalidation action against five ASML patents in July 2003 with the Korean Intellectual Property Office. ASML submitted a response brief with the Korean Intellectual Property Office on October 13, 2003.

The District Court decisions on the Korean proceedings are not expected before 2005; the final, non-appealable decisions are not expected before 2006. ASML intends to vigorously pursue its claims and believes it has meritorious defenses against Nikon's claims. In the event that a final non-appealable decision were to be rendered in the Korean proceedings that was adverse to ASML, it could substantially restrict or eliminate ASML's sales in Korea, which could have a material adverse effect on the Company's results of operations, the amount which currently cannot be estimated.


18. Other contingencies


ASML has research and development agreements with the government of the Netherlands, Ministry of Economic Affairs. In previous years, credits were received for research and development projects relating to new generations of semiconductor lithography systems. The agreements require that the majority of the amounts received are to be repaid, with interest, to the extent that product sales occur that relate to the research. The amount of the repayment due is based on a percentage of the selling price of the product and is charged to cost of sales when such a sale is recorded.

As of December 31, 2002 and 2003, ASML has contingent obligations totaling EUR 12 million and EUR 0 million to repay TOK credits received in previous years.


19. Research and development credits


ASML receives subsidies and credits for research and development from various sources as follows:

                               As of December 31        2002            2003

       Netherlands government technology subsidy      25,981          19,119
          European community and other subsidies          34               -
            Total subsidies and credits received      26,015          19,119

In 2002 and 2003, ASML recorded EUR 36.1 million and EUR 13.8 million, respectively, for repayment obligations. For the year 2004, there do not remain any future repayment obligations for TOKs.

-------------------------------------------------------------------------------

20. Income taxes


The amounts below include continued and discontinued operations as tax effects arising from discontinued operations mostly reside and will remain with ASML group companies.

The components of income before income taxes are as follows:

                  Year ended December 31             2002            2003
                                 Domestic        (206,001)       (288,370)
                                  Foreign        (108,447)         45,163
                                    Total        (314,448)       (243,207)

The foreign component predominantly relates to the U.S.

The Netherlands domestic statutory tax rate is 34.5 percent. The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:


                                               Year ended December 31        2002            2003
                            Income tax expense based on domestic rate    (108,485)        (83,906)
                                                  Different tax rates      12,362          (6,568)
                                  Other credits and non-taxable items     (10,502)          7,483
      Provision for income taxes shown in the statement of operations    (106,625)        (82,991)

ASML's provision for income taxes consists of the following:

                                               Year ended December 31        2002            2003
                                                   Domestic - Current          26           2,307
                                                    Foreign - Current       5,668          17,094
                                                  Domestic - Deferred       6,020)        (99,426)
                                                   Foreign - Deferred       6,299)         (2,966)
                                                                Total    (106,625)        (82,991)

Deferred tax assets (liabilities) consist of the following:

                                                    As of December 31      2002            2003
                                      Tax effect carry-forward losses     230,474         294,534
                                                          Inventories         896          49,961
                                   Temporary depreciation investments    (133,516)       (152,745)
                                          Other temporary differences      78,960          11,185
                                                                Total     176,814         202,935

Deferred tax assets (liabilities) are classified in the consolidated financial statements as follows:

                                                    As of December 31        2002            2003
                                        Deferred tax assets - current           0          49,590
                                    Deferred tax assets - non-current     314,795         325,271
                                   Deferred tax liabilities - current      (4,465)         (2,285)
                               Deferred tax liabilities - non-current    (133,516)       (169,641)
                                                                Total     176,814         202,935


                                      56

--------------------------------------------------------------------------------------------------

Deferred tax assets are resulting from net operating loss carry-forwards incurred predominantly in the U.S. and the Netherlands. Net operating losses qualified as tax losses under Dutch tax laws incurred by Netherlands group companies can in general be offset for an indefinite period against future taxable profits. Net operating losses qualified as tax losses under U.S. federal tax laws incurred by U.S. group companies can in general be offset against future profits realized in 20 years following the year in which the losses are incurred. The possibility to carry forward U.S. federal tax losses will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under U.S. state tax laws incurred by U.S. group companies can in general be offset against future profits realized in 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carryforward for U.S. state tax purposes depend on the state in which the tax loss arose. The possibility to carry forward U.S. state tax losses will expire in the period 2006 through 2023. The total amount of tax loss carried forward as of December 31, 2003 is EUR 842 million. Based on its analysis, management believes that it is probable that all tax losses will be offset by future taxable income before the statute on loss compensation expires.
The analysis takes into account the projected future taxable income from operations, possible tax planning alternatives, and the expected outcome of a bi-lateral Advance Pricing Agreement ("APA") initiated by ASML. Management believes that it is probable that these negotiations will result in an APA agreement between ASML and the U.S. and Netherlands tax authorities regarding inter-company transfers of certain tangible and intangible assets. These transactions are the result of the realignment of group operations. The APA negotiations are expected to be finalized before the end of 2004.

Pursuant to Netherlands tax laws, ASML has temporarily depreciated part of its investment in its U.S. group companies. This depreciation has been deducted from the taxable base in The Netherlands. The depreciation resulted in a - temporary - tax refund of EUR 152 million. This temporary depreciation must be added back on a straight-line basis to the taxable base in the period 2006 through 2010. The net tax effect of this repayment obligation, amounting to EUR 152 million, is recorded as a long-term deferred tax liability in the Company's financial statements.


21. Segment disclosure

The Company has only one reporting segment in continuing operations: lithography. ASML markets and sells its products in the United States, Europe and Asia principally through its direct sales organization. ASML makes all its sales into the United States through its U.S. subsidiary and its sales into Asia primarily through its Hong Kong subsidiary.

The following table summarizes net sales, operating income and identifiable assets of ASML's operations in Asia, Europe and the United States, the significant geographic areas in which ASML operates.

--------------------------------------------------------------------------------


                                            Asia        Europe  United States Eliminations Consolidated
                               2002
                       Net sales to
            unaffiliated customers      1,066,476      190,196        702,000           -    1,958,672
               Inter-company sales              -     1,580,790       27,971   (1,608,761)           -
                    Total net sales    1,066,476      1,770,986       729,971 (1,608,761)    1,958,672
            Operating income (loss)         5,569     (84,460)        30,392     (45,544)     (94,043)
                Identifiable assets      438,976     3,360,456        630,824 (1,248,732)    3,181,524

                               2003
                       Net sales to
            unaffiliated customers       762,384        220,190       560,163            -   1,542,737
               Inter-company sales         26,897     1,212,740        54,331  (1,293,968)           -
                    Total net sales      789,281      1,432,930      614,494   (1,293,968)   1,542,737
            Operating income (loss)         5,038    (224,608)        95,404     (30,866)    (155,032)
                Identifiable assets      611,477     3,332,335       565,531  (1,660,658)    2,848,685

Assets, liabilities and capital expenditures by geographical area are not evaluated by executive management and are not used for the purpose of making decisions about allocating resources to the segment or assessing its performance.


22. Personnel

Personnel expenses for all employees were:

                    Year ended December 31             2002            2003
                        Wages and salaries          371,281         326,678
                  Social security expenses           31,897          24,640
           Pension and retirement expenses           22,324          23,150
                                     Total          425,502         374,468

The average wages and salaries per average number of employees decreased in 2003 compared to 2002 as a result of the decline in the USD versus the euro during 2003.

The average number of employees from continuing operations during 2002 and 2003 was 5,640 and 5,323, respectively (excluding non-payroll employees). The total number of personnel employed per sector was:



                         As of December 31             2002            2003
                    Marketing & Technology            1,708           1,507
                                 Goodsflow            1,416           1,184
                          Customer Support            2,090           1,717
                                   General              588             518
                                     Sales              169             133
               Total continuing operations            5,971           5,059
             Total discontinued operations              712            1191
                 Total number of employees
         (including non-payroll employees)            6,683           5,178



1 As of January 1, 2004, these employees are transferred to newly incorporated companies of the buyer of ASML's Thermal business.

--------------------------------------------------------------------------------

In 2002 and 2003, a total of 2,857 and 2,649 employees in the Company's continuing operations (excluding non-payroll employees), respectively, were employed in the Netherlands.


23. Board of Management and Supervisory Board remuneration

Board of Management

The total remuneration and related costs (in euro) of the members of the Board of Management can be specified as follows:

        Year ended December 31                              2002            2003

                     Salaries                          2,016,000       1,912,966
                      Bonuses                                  -       1,052,131
                 Pension cost                            263,000         212,058
                        Total                          2,279,000       3,177,155

The 2003 remuneration and related costs (in euro, except for Mr. Chavoustie, which is in USD) of the individual members of the Board of Management was as follows:

                                         Salary            Bonus           Total
                    D.J. Dunn           590,000          324,500         914,500
             P.T.F.M. Wennink           300,000          165,000         465,000
           M.A. van den Brink           375,000          206,250         581,250
                S.K. McIntosh           355,000          195,250         550,250
              D.P. Chavoustie           370,000          203,500         573,500

ASML has a performance-related bonus plan for the Board of Management. Under this plan, the ultimate bonus amount is dependent on the actual achievement on corporate targets. These targets are market share, financial and operational performance parameters relating to return on invested capital parameters.

The 2003 vested pension benefit (in euro, except for Mr. Chavoustie, which is in USD) of individual members of the Board of Management were as follows:

                                 D.J. Dunn 85,082
                          P.T.F.M. Wennink 30,323
                        M.A. van den Brink 38,198
                            S.K. McIntosh  50,537
                          D.P. Chavoustie  10,000

--------------------------------------------------------------------------------

Details of options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set forth below:


                                    Granted    Exercised                      Share price          Expi-
                          Jan. 1,     during      during  Dec. 31,   Exercise on exercise         ration
                             2003      2003        2003      2003      price         date           date

            D.J. Dunn     600,000                      -   600,000       17.51          -     01-04-2005
                           67,500                      -    67,500       58.00          -     20-01-2012
                           30,000                      -    30,000       40.40          -     22-01-2007
                           30,000                      -    30,000       20.28          -     21-01-2008
                           30,000                      -    30,000        7.02          -      2-04-2013
    P.T.F.M. Wennink       30,000                      -    30,000       11.05          -     01-01-2005
                           31,500                      -    31,500       58.00          -     20-01-2012
                           15,660                      -    15,660       40.40          -     22-01-2007
                           50,000                      -    50,000       29.92          -     22-01-2007
                           20,960                      -    20,960       22.12          -     20-07-2007
                           20,000                      -    20,000       20.28          -     21-01-2008
                                      20,000           -    20,000        7.02          -     22-04-2013

  M.A. van den Brink       21,600                      -    21,600       14.87          -     21-01-2005
                           31,500                      -    31,500       58.00          -     20-01-2012
                           19,860                      -    19,860       40.40          -     22-01-2007
                           26,560                      -    26,560       22.12          -     20-07-2007
                           20,000                      -    20,000       20.28          -     21-01-2008
                                      20,000           -    20,000        7.02          -     22-04-2013
     D.P. Chavoustie       60,000                      -    60,000       15.24          -     20-10-2005
                           30,000                      -    30,000       10.42          -     20-10-2005
                           46,800                      -    46,800       14.87          -     20-10-2005
                           67,500                      -    67,500       56.48          -     20-01-2012
                           25,500                      -    25,500       29.92          -     22-01-2007
                           30,240                      -    30,240       22.12          -     20-07-2007
                           20,000                      -    20,000       20.28          -     21-01-2008
                                      20,000           -    20,000        7.02          -     22-04-2013
       S.K. McIntosh       21,000                      -    21,000       40.40          -     22-01-2007
                          250,000                      -   250,000       29.92          -     22-01-2007
                           28,080                      -    28,080       22.12          -     20-07-2007
                           20,000                      -    20,000       20.28          -     21-01-2008
                                      20,000           -    20,000        7.0           -     22-04-2013

Supervisory Board

During 2002 and 2003, the individual members of the Supervisory Board received the following remuneration (in euro):

                       Year ended December 31             2002            2003

                                       H. Bodt          40,000          40,000
                               P.H. Grassmann           25,000          25,000
                                   S. Bergsma           25,000          25,000
                                A. Westerlaken          25,000               -
                                  J.A. Dekker           25,000          25,000
                                 M.J. Attardo            25,000         25,000
                           J.W.B. Westerburgen                -         25,000

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider

--------------------------------------------------------------------------------

Trading Rules 2002. Those securities are not part of members' remuneration from the Company and are therefore not included.

Insurance and Indemnification

Members of the Board of Management and Supervisory Board, as well certain senior management members, are insured under the ASML's Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, our directors and officers may occur additional uninsured liabilities. ASML has indemnified its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of the Company, provided that such claim is not attributable to willful misconduct, or intentional recklessness.


24. Vulnerability due to certain concentrations


ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML's reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of Zeiss. Zeiss is currently ASML's sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen, Germany. ASML sells a substantial number of lithography systems to a limited number of customers.
In 2003, sales to one customer accounted for EUR 314 million or 20 percent of net sales. In 2002, sales to one customer accounted for EUR 377 million, or 19 percent of net sales. As a result of the limited number of customers, credit risk on receivables is concentrated.
ASML's three largest customers accounted for 44 percent of accounts receivable at December 31, 2003, compared to 42 percent at December 31, 2002. Business failure of one of ASML's main customers may result in adverse effects on its business, financial condition and results of operations.


25. Differences between Dutch GAAP and U.S. GAAP


The ASML Consolidated Financial Statements prepared in accordance with Dutch GAAP differ from the ASML Consolidated Financial Statements prepared in accordance with U.S. GAAP. The principal difference is discussed below.

The ASML consolidated Financial Statements for the year ended December 31, 2002 and 2003 do not include any differences anymore for the statements of operations, nor for total shareholders' equity. However, the composition of shareholders equity differs in our Dutch GAAP financial statements as compared to our U.S. GAAP financial statements.

--------------------------------------------------------------------------------

U.S. GAAP
The merger with SVG is accounted for under the "pooling-of-interests" method. Under the pooling-of-interests accounting method shareholders' equity has been restated to reflect the issuance of approximately 47 million ordinary shares of ASML in exchange for all of the outstanding SVG ordinary shares. The shareholders' equity subsequent to the merger equals the sum of the shareholders' equity of ASML and SVG prior to the merger. Resulting from the conversion rate of 1.286 ASML shares for each SVG share the segregation between nominal value and share premium has been adjusted. The Combined Statement of Operations under the pooling-of-interests accounting method combines the results of ASML and SVG for all years presented.

Dutch GAAP
Under the purchase accounting method the issuance of approximately 47 million ordinary shares with a fair market value of EUR 1,772 million on October 1, 2000, is accounted for as the consideration paid by ASML. Goodwill represents the excess of the cost of the acquisition over the fair market value of the identifiable assets and liabilities of SVG. Goodwill has been deducted from shareholders equity.

--------------------------------------------------------------------------------

Company-only Balance Sheets
(After appropriation of net result for the year)


                                                    As of December 31              2002           2003
                                                (Amounts in thousands)             EUR             EUR
                                                               Assets

                                            Cash and cash equivalents          471,960         411,745
                                         Amounts due from subsidiaries         833,013         674,209
                                                    Current tax asset          178,516               -
                                                    Deferred tax asset               -          27,176
                                                  Other current assets          86,281         113,108
                                                  Total current assets       1,569,770       1,226,238
                                           Investments in subsidiaries         533,017         856,565
                                           Loans due from subsidiaries         364,958               -
                                                   Deferred tax assets           5,485          72,240
                                                          Other assets          50,494          16,208
                                             Total non-current assets          953,954         946,154
                                                         Total assets        2,523,724       2,171,251

                     Liabilities and shareholders' equity
                                        Accrued liabilities and other           10,652          18,526
                                            Total current liabilities           10,652          18,526

                                                Deferred tax liability         133,516         168,975
                                         Convertible subordinated debt       1,064,040         842,543
                                          Total long term liabilities        1,197,556       1,011,518

                 Cumulative Preference Shares, EUR 0.02 nominal value;
                                        900,000,000 shares authorized;
                        none outstanding at December 31, 2002 and 2003               -               -
                   Priority Shares, EUR 0.02 nominal value;
                     23,100 shares authorized, issued and
                            outstanding at December 31, 2002 and 2003                1               1
                  Ordinary Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; 482,182,485 shares issued and
                     outstanding at December 31, 2002 and
                                     482,513,502 at December 31, 2003            9,463           9,650
                                                        Share premium        1,105,303       1,110,679
                                                     Retained earnings         225,019          64,803
                            Accumulated currency translation and other         (24,450)        (43,926)
                                            Total shareholders' equity       1,315,516       1,141,207
                            Total liabilities and shareholders' equity       2,523,724       2,171,251

Abbreviated Company-only Statements of operations

                                       For the year ended December 31              2002           2003
                                              (Amounts in thousands)(euro)          EUR            EUR
                                            Net loss from subsidiaries         (219,887)      (135,390)
                                                      Loss after taxes           12,064        (24,826)
                                                              Net loss         (207,823)      (160,216)


                                      63

-------------------------------------------------------------------------------------------------------


Notes to the Company-only Financial Statements


1. General


The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company-only financial statements. In accordance with article 402 Part 9 Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.


2. Summary of significant accounting policies


Significant accounting policies

The accounting policies used in the preparation of the Company-only Financial Statements is the same as those used in the preparation of the Consolidated Financial Statements. Please refer to the Notes to the Consolidated Financial Statements. In addition to those accounting policies, the following accounting policies for the Company-only Financial Statements are described below.

Financial Fixed Assets

Investments in subsidiaries are stated at net asset value as the Company effectively exercises influence on significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the accounting principles applied by the Company.

Presentation of amounts

Amounts presented in the Company Statements of Operations are presented net of income taxes. The accompanying Financial Statements include the accounts of ASML Holding N.V. ASML Holding N.V. follows accounting principles in conformity with those generally accepted in the Netherlands.

--------------------------------------------------------------------------------

3. Changes in fixed assets


Changes in fixed assets during 2003 were as follows:

                                                           Loans
                                        Investments in   due from       Other
                                         subsidiaries    subsidiaries   assets

                Balance, January 1         533,017      364,958          50,494
                        Additions           14,831            -           8,550
              Contribution in Kind        495,2541     (364,958)              -
                      Amortization               -                       (7,660)
     Net result from subsidiaries         (135,390)           -               -
       Dividends received                  (15,809)           -               -
Reclassification to current assets               -            -         (35,342)
          Effect of exchange rates         (35,338)           -             166
              Balance, December 31         856,565            -          16,208


1 Includes contribution in kind of loans due from subsidiaries, accrued interest due from subsidiaries and current accounts due from subsidiaries.



4. Statement of shareholders' equity

                                                                                   Accumu-
                                                                                     lated
                      Cumulative                                                  currency
                      Preference Priority    Ordinary       share     Retained translation
                          shares   shares      shares      premium    Earnings    and other  Total

     Balance1 January
                2002           -        1        9,339    814,414      432,842   (30,309)    1,226,287



   Issuance of Shares          -        -          304    290,889            -         -       291,193
     Translation gain
           and other           -        -            -          -            -     5,859         5,859
     Appropriation of
            Net loss           -        -            -          -     (207,823)        -      (207,823)
           Balance 31
       December 2002           -        1        9,643  1,105,303      225,019   (24,450)    1,315,516

     Balance1 January
                 2003          -        1        9,643  1,105,303      225,019   (24,450)    1,315,516
   Issuance of Shares          -        -            7      5,376            -         -         5,383
     Translation loss
            and other          -        -            -          -            -   (19,476)      (19,476)
     Appropriation of
            Net loss           -        -            -          -     (160,216)        -      (160,216)
           Balance 31
       December 2003           -        1        9,650  1,110,679       64,803   (43,926)   (1,141,207)



Cumulative preference shares consist of 900,000,000 authorized preference shares of which none are ssued and outstanding at December 31, 2003. The shares have a par value of EUR 0.02 each.

Priority shares consist of 23,100 authorized priority shares of which 23,100 shares are issued and outstanding at December 31, 2003. The shares have a par value of EUR 0.02 each.

Ordinary shares consist of 900,000,000 authorized ordinary shares of which 482,513,502 shares are issued and outstanding at December 31, 2003. The shares have a par value of EUR 0.02 each.

--------------------------------------------------------------------------------

5. Commitments and contingencies

Joint and several liability

General guarantees as defined in Book 2, Section 403 of The Netherlands Civil Code have been given by ASML Holding N.V. on behalf of several Group companies in The Netherlands.
o ASML Netherlands B.V.
o ASML Finance B.V.
o ASML MaskTools B.V.
o ASML Subholding B.V.
The liabilities of these companies to third parties amount to EUR 451 million (2002, EUR 523 million).

Signing of the Financial Statement

Veldhoven, The Netherlands
January 30, 2004

Prepared by                                         Adopted by
The Board of Management:                            The Supervisory Board:
Doug J. Dunn                                        Henk Bodt
Peter T.F.M. Wennink                                Syb Bergsma
Martin A. van den Brink                             Michael J. Attardo
David P. Chavoustie                                 Peter H. Grassmann
Stuart K. McIntosh                                  Jos W.B. Westerburgen
                                                    Jan A. Dekker


Other information


The additional information below includes a brief summary of the most significant provisions of the Articles of Association of ASML Holding N.V. (the "Company").

Adoption of Financial Statements

The Board of Management will submit the Company's annual Dutch statutory accounts, together with a certificate of the auditor in respect thereof, to the Supervisory Board for adoption. There upon, these Financial Statements will be submitted to the General Meeting of Shareholders for approval.

Statements Appropriation and determination of profits

Dividends may be payable out of annual profit shown in the Financial Statements of the Company as adopted by the Supervisory Board and approved by the General Meeting of Shareholders of the Company, after payment first of (accumulated) dividends on any outstanding Cumulative Preference Shares. At its discretion, however, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board and the Meeting of Priority Shareholders, distribute one or more interim dividends on the Ordinary Shares before the Financial Statements for any financial year have been approved by the General Meeting of Shareholders. The Board of Management, with the approval of the Supervisory Board, may decide that all or part of the Company's profits should be retained and not be made available for distribution to shareholders, except for dividends on the Cumulative Preference Shares. Those profits that are not retained may be distributed to shareholders pursuant to a shareholders' resolution, provided that the distribution does not reduce shareholders' equity below the amount of reserves required by Dutch law. Existing reserves that are distributable in accordance with Dutch law may be made available to the General Meeting of Shareholders for distribution upon a proposal by the Board of Management, subject to prior approval by both the Supervisory Board and the

--------------------------------------------------------------------------------

Meeting of Priority
Shareholders. As regards cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

The Board of Management with the approval of the Supervisory Board has decided that the Company's loss for 2003 will be deducted from retained earnings. This proposal has already been reflected in the 2003 Financial Statements.

Voting rights

The Company is subject to the relevant provisions of Dutch law applicable to large corporations ('Structuurregime'). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. The Supervisory Board is selfelecting, however the General Meeting of Shareholders and the Works Council each have a right of recommendation and a right to object to a proposed appointment of a new member of the Supervisory Board.

Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board shall notify the General Meeting of Shareholders of intended appointments to the Board of Management. General Meetings of Shareholders will be held at least once a year. The Company does not solicit from or nominate proxies for its shareholders. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies with written authority.

Extraordinary General Meetings of Shareholders may be held as often as deemed necessary by the Supervisory Board or Board of Management and must be held if the Meeting of Priority Shareholders or one or more Ordinary or Cumulative Preference Shareholders jointly representing at least 10 percent of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the business to be dealt with.

Resolutions are adopted at General Meetings of Shareholders by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Dutch law) and there are generally no quorum requirements applicable to such meetings. Each Ordinary, Cumulative Preference and Priority Share confers the right to one vote.

Cumulative Preference Shares

In April 1998, as extended in 2003, the Company has granted to the preference share foundation 'Stichting Preferente Aandelen ASML' ('the Foundation') an option to acquire Cumulative Preference Shares in the capital of the Company (the 'Preference Share Option'). The object of the Foundation is to protect the interests of the Company and the enterprises maintained by it.
The Cumulative Preference Shares have the same voting rights as Ordinary Shares but are entitled to dividends on a preferential basis at a percentage based on the average official interest rate determined by EURIBOR plus 2 percent.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares equal to the number of ordinary shares outstanding at the time of exercise of the cumulative preference share option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by

--------------------------------------------------------------------------------

the Company upon the authorization by the General Meeting of the Shareholders or a proposal to do so by the Board of Management and the Meeting of Priority Shareholders. Exercise of the Preference Share Option would effectively dilute the voting power of the ordinary shares then outstanding by one-half. The practical effect of any such exercise could be to prevent attempts by third parties to acquire control of the Company.

Declaration of Independence

The Board of Directors of the Foundation and the Board of Management of the Company together declare that the Foundation is independent of the Company as defined in article A2bl of "Bijlage X bij het Fondsenreglement van Euronext Amsterdam N.V." The Board of the Foundation comprises three voting members from the Dutch business and academic communities, Mr. R. Selman, Mr. F. Grapperhaus and Mr. M den Boogert, and one non-voting member; the Chairman of the Company's Supervisory Board, Mr. H. Bodt.

Priority Shares

A number of special powers have been conferred to the Meeting of Priority Shareholders under the Articles of Association. Such special powers relate, amongst others, to changes to the issued capital, amendment of the Articles of Association and dissolution of the Company. All outstanding priority shares are held by "Stichting Prioriteitsaandelen ASML Holding N.V.", a foundation having a self-elected board that must consist solely of members of the Company's Supervisory Board and Board of Management.

As of December 31, 2003, the board members were:

o Doug J. Dunn
o Henk Bodt
o Syb Bergsma
o Jan A. Dekker
o Peter T.F.M. Wennink

An overview of the other functions held by above persons can be obtained at the Company's office. In the joint opinion of the Company and the foregoing members of the board of the priority share foundation, the composition of the board conforms to Appendix X, Article C10 of the listing and issuing rules of the Euronext Amsterdam Exchange N.V.

The priority shares are not entitled to dividends but have a preferred right over all other outstanding preferred and ordinary shares on the return of their nominal value in the case of winding up the Company. Holders of priority shares are required to approve certain significant corporate decisions and transactions of the Company. These decisions and transactions encompass, but are not limited to, amendment of the Articles of Association, winding up of the Company, issuance of shares, limitation of pre-emptive rights and repurchase and cancellation of shares.

Issue of Shares

The Board of Management of the Company has the power to issue Ordinary Shares and Cumulative Preference Shares if and in so far as the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to the Company's Articles of Association). The Board of Management requires the approval, however, of the Supervisory Board and the Meeting of the Priority Shareholders for such an issue. Shareholders have a pro rata pre-emptive right of subscription to any Ordinary Share issue for

--------------------------------------------------------------------------------

cash, which right may be limited or eliminated. Shareholders have no pro rata pre-emptive subscription right with respect to any Ordinary Shares issued for a contribution other than cash. If designated for this purpose by the General Meeting of Shareholders, the Board of Management has the power, on approval by the Supervisory Board and the Meeting of Priority Shareholders, to limit or eliminate such rights.

The Company may repurchase Ordinary Shares, subject to compliance with certain legal requirements. Any such purchases are subject to the approval of the Supervisory Board and the authorization of the General Meeting of Shareholders, which authorization may not be for more than 18 months.

--------------------------------------------------------------------------------

Auditors' report


Introduction

We have audited the financial statements of ASML Holding N.V., Veldhoven, The Netherlands, for the year 2003. These financial statements are the responsibility of the company's management.

Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code, except for the compliance with the Annual Accounts Format Decree ('Besluit Modellen Jaarrekening') as prescribed by article 363.6 of the Netherlands Civil Code regarding the presentation of the balance sheet (Model B of the Decree).



Deloitte & Touche Accountants

Eindhoven, The Netherlands
January 30, 2004

-------------------------------------------------------------------------------

Information and Investor Relations


Financial Calendar


March 18, 2004
General meeting of Shareholders at the Evoluon, Noord Brabantlaan 1A in Eindhoven
The Netherlands

April 21, 2004
Announcement of first quarter results for 2004

July 21, 2004
Announcement of semi-annual results for 2004

October 20, 2004
Announcement of third quarter results for 2004

January 20, 2005
Announcement of annual results for 2004


Fiscal Year

ASML's fiscal year ends as of December 31


Listing

The ordinary shares of the Company are listed on the official market of the Euronext Amsterdam N.V. and on the Nasdaq Stock Market(R) (NASDAQ) in the United States, both under the symbol "ASML".


Investor Relations
ASML Investor Relations will supply information or further copies of the original English Annual Report, including Form 20-F filed with the US Securities and Exchange Commission. Copies of other publications (i.e., quarterly earnings anouncements) can also be obtained free of charge at the offices of ASML. The financial reports are also available on the ASML website (www.asml.com).

-------------------------------------------------------------------------------

ASML worldwide contact information


Corporate                                Corporate
Headquarters                             Communications

De Run 6501                              Phone: +31 40 268 4941
5504 DR Veldhoven                        Fax: +31 40 268 3655
The Netherlands                          e-mail: corpcom@asml.com


Mailing address                          Investor Relations

P.O. Box 324                             Phone: +31 40 268 3938
5500 AH Veldhoven                        Fax: +31 40 268 3655
The Netherlands                          e-mail: investor.relations@asml.com


U.S. main offices

8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.


Asia main office

Suite 603, 6/F
One International Finance Center
1, Harbour View Street
Central, Hong Kong, SAR


For more information please visit our website www.asml.com



Other available information

Copies of other publications (i.e. the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Amsterdam Exchanges and quarterly earnings anouncements) can also be obtained free of charge at the offices of ASML. These financial reports are also available on the ASML website (www.asml.com).